Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Fairchild Semiconductor International, Inc.

at

$ 20.00 Net Per Share

by

Falcon Operations Sub, Inc.

a wholly owned subsidiary of

ON Semiconductor Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE FOLLOWING 11:59 P.M., NEW YORK CITY TIME, ON JANUARY 5, 2016, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Falcon Operations Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of ON Semiconductor Corporation, a Delaware corporation (“Parent”), is offering to purchase for cash all of the outstanding shares of common stock, par value $.01 per share (the “Shares”), of Fairchild Semiconductor International, Inc., a Delaware corporation (“Fairchild”), at a purchase price of $20.00 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 18, 2015 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Fairchild. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Fairchild (the “Merger”) as promptly as practicable and without a meeting of the stockholders of Fairchild in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Fairchild surviving the Merger as a direct wholly owned subsidiary of Parent (the “Surviving Corporation”). In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held by (i) Fairchild as treasury stock, or Parent, Fairchild or their respective wholly owned subsidiaries (including Purchaser) immediately prior to the Effective Time, which Shares will be cancelled and will cease to exist, and (ii) stockholders of Fairchild who properly exercise appraisal rights under the DGCL) will be cancelled and automatically converted into the right to receive an amount in cash equal to $20.00 per Share or any greater per Share price paid in the Offer without interest (the “Merger Consideration”), less any applicable withholding taxes. As a result of the Merger, Fairchild will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the Offer Price or Merger Consideration, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer will expire one minute following 11:59 p.m., New York City time, on January 5, 2016 (the “Expiration Date,” unless Purchaser has extended the period during which the Offer is open in accordance with the Merger

Agreement, in which event the “Expiration Date” means the latest time and date at which the Offer, as so extended, expires). The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement (the “Termination Condition”) and (b) the satisfaction of (i) the Minimum Condition (as described below), (ii) the Antitrust Law Conditions (as described below), (iii) the Governmental Entity Condition (as described below) and (iv) the Material Adverse Effect Condition (as described below).

The “Minimum Condition” requires that, prior to the Expiration Date, the number of Shares validly tendered and not withdrawn in accordance with the terms of the Offer, together with Shares then owned by Parent and Acquisition Sub (if any), represents at least a majority of the then-outstanding Shares (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the depositary and paying agent for the Offer pursuant to such procedures in accordance with Section 251(h) of the DGCL).

The “Antitrust Law Conditions” require that any applicable waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any antitrust or competition laws of the People’s Republic of China (“PRC”), Germany, Japan, the Netherlands and South Korea shall have expired or been terminated and any pre-closing approvals or clearances reasonably required under any antitrust or competition laws of the PRC, Germany, Japan, the Netherlands and South Korea shall have been obtained.

The “Governmental Entity Condition” requires that no governmental entity of competent jurisdiction shall have enacted, issued, enforced, promulgated or deemed applicable any law or issued or granted any order, decree, ruling, judgment or injunction, in each case in effect immediately prior to the expiration of the Offer, that restrains, enjoins or otherwise prohibits consummation of the Offer or the Merger.

The “Material Adverse Effect Condition” requires that no change, event or effect has arisen or occurred following the date of the Merger Agreement and is continuing immediately prior to the Expiration Date that, individually or in the aggregate, constitutes or would reasonably be expected to constitute a Company Material Adverse Effect (as defined in the Merger Agreement).

The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.”

The board of directors of Fairchild has (i) determined that the terms of the Merger Agreement, and the transactions contemplated by the Merger Agreement, including the Offer, are fair to, and in the best interests of, Fairchild and its stockholders, (ii) determined that it is in the best interests of Fairchild and its stockholders, and declared it advisable, to enter into the Merger Agreement, (iii) adopted and approved the execution and delivery by Fairchild of the Merger Agreement, the performance by Fairchild of its covenants and agreements contained therein and the consummation of the Offer, the Merger and the other transactions upon the terms and subject to the conditions contained therein, and (iv) recommended that the stockholders of Fairchild accept the Offer and tender their Shares pursuant to the Offer.

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

December 4, 2015

2

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the expiration of the Offer, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as described herein) at its address and telephone number set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

Georgeson Inc.

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

All Stockholders, Banks and Brokers

Call Toll Free: (800) 676-0194

3

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Parent and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Fairchild contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by Fairchild or has been taken from or is based upon publicly available documents or records of Fairchild on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information. Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent.

Securities Sought	All outstanding shares of common stock, par value $.01 per share (the “Shares”), of Fairchild Semiconductor International, Inc. (“Fairchild”).

Price Offered Per Share	$20.00 net to the seller in cash (the “Offer Price”), without interest thereon and less any applicable withholding taxes.

Scheduled Expiration of Offer	One minute following 11:59 p.m., New York City time, on January 5, 2016, unless the offer is extended or terminated. See Section 1 — “Terms of the Offer.”

Purchaser	Falcon Operations Sub, Inc., a Delaware corporation and wholly owned subsidiary of ON Semiconductor Corporation, a Delaware corporation.

Who is offering to purchase my shares?

Falcon Operations Sub, Inc. (“Purchaser”), a wholly owned subsidiary of ON Semiconductor Corporation (“Parent”), is offering to purchase for cash all of the outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of making the Offer and effecting the transaction in which Purchaser will be merged with and into Fairchild. See the “Introduction” to this Offer to Purchase and Section 8 — “Certain Information Concerning Parent and Purchaser.”

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and Fairchild have entered into an Agreement and Plan of Merger, dated as of November 18, 2015 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Fairchild (the “Merger”). If the Minimum Condition is satisfied and we consummate the Offer, we intend to effect the Merger without any action by the stockholders of Fairchild pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”).

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Conditions of the Offer.”

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of common stock, par value $.01 per share, of Fairchild on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of Fairchild common stock.

See the “Introduction” and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire all of the outstanding shares of common stock in Fairchild. If the Offer is consummated, pursuant to the Merger Agreement, Parent intends as promptly as practicable thereafter to cause Purchaser to effect the Merger (as described below). Upon consummation of the Merger (as described below), Fairchild would cease to be a publicly traded company and would become a direct wholly owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $20.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

Will you have the financial resources to make payment?

Yes. Consummation of the Offer is not subject to any financing condition. The total amount of funds required by Parent and Purchaser to consummate the Offer and purchase all outstanding Shares in the Offer and to provide funding for the Merger is approximately $2.4 billion, plus related fees and expenses. Parent and Purchaser expect to fund such cash requirements from Parent’s available cash, together with proceeds received from a debt facility contemplated pursuant to a debt commitment letter dated November 18, 2015 that Parent has entered into in connection with the execution of the Merger Agreement (the “Debt Commitment Letter”) and/or proceeds of capital markets transactions and/or bank or other debt financings entered into by Parent or its subsidiaries in lieu of all or a portion of such debt facility (together with such debt facility, as applicable, the “Financing”). Funding of the debt facility contemplated by the Debt Commitment Letter is subject to the satisfaction of various customary conditions for debt facilities of this type.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	we have received a financing commitment in respect of funds sufficient, together with Parent’s cash on hand, to purchase all Shares tendered pursuant to the Offer; and

•	if we consummate the Offer, we will acquire in the Merger all remaining Shares for the same cash price per Share as was paid in the Offer (i.e., the Offer Price).

How long do I have to decide whether to tender my Shares in the Offer?

You will have until one minute following11:59 p.m., New York City time, on January 5, 2016, unless we extend the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”) or the Offer is earlier terminated.

If you cannot deliver everything required to make a valid tender to the Depositary (as described below) prior to such time, you may be able to use a guaranteed delivery procedure, which is described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Date.

Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer is referred to as the “Offer Closing,” and the date and time at which such Offer Closing occurs is referred to as the “Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Purchaser will extend the Offer (i) for any period required by any law or any rule, regulation, interpretation or position of the SEC or its staff or NASDAQ Stock Market (“Nasdaq”) applicable to the Offer, and (ii) for successive periods of up to ten business days each (but no later than the second business day prior to August 18, 2016 (August 18, 2016 being referred to as the “Initial Outside Date” and, as such date may be extended pursuant to the Merger Agreement, the “Outside Date”)), if at any scheduled Expiration Date any Offer Condition (as defined below) has not been satisfied or waived, provided that if, at the time of the scheduled Expiration Date, (x) all of the Offer Conditions (other than the Minimum Condition) are satisfied and (y) all comments of the SEC or its staff applicable to the Offer (including documents related to the Offer) have been resolved and no rule, regulation or interpretations of the SEC or its staff applicable to the Offer would require Parent or Purchaser to extend the Offer, then Purchaser is only required to extend the Offer and the Expiration Date beyond the then-scheduled Expiration Date for up to two additional periods not to exceed an aggregate of 20 business days. In addition, following the satisfaction or waiver of all Offer Conditions, we have the right to extend the Offer for up to ten business days (but no later than two business days before November 18, 2016) if Parent and Purchaser are in compliance in all material respects with their respective covenants and agreements in the Merger Agreement related to obtaining financing and we have been unable to obtain proceeds of financing sufficient (together with any funds available to Parent or Purchaser) to consummate the Offer and the Merger on the date on which the Acceptance Time would otherwise occur (such financing, the “Requisite Financing”), and the Chief Executive Officer or Chief Operating Officer of Parent certifies to Fairchild that (i) Parent and Purchaser have complied in all material respects with their respective covenants and agreements in the Merger Agreement related to obtaining financing, (ii) Parent has been and remains unable to obtain the Requisite Financing as of the date on which the Acceptance Time would otherwise occur and (iii) the certification is being delivered solely to extend the Offer to obtain the Requisite Financing.

See Section 1 — “Terms of the Offer.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary and paying agent for the Offer (the “Depositary”) and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

See Section 1 — “Terms of the Offer.”

What are the conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver of the following conditions (the “Offer Conditions”):

•	the Antitrust Law Conditions;

•	the Minimum Condition;

•	the Governmental Entity Condition;

•	the accuracy of the representations and warranties made by Fairchild in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement (the “Representations Condition”);

•	the performance by Fairchild in all material respects of all obligations to be performed by it under the Merger Agreement (the “Covenants Condition”);

•	the Material Adverse Effect Condition;

•	Parent having received a certificate from Fairchild immediately prior to the Expiration Date (as it may be extended) signed on its behalf by Fairchild’s chairman of the board, chief executive officer, or certain other officers of Fairchild to the effect that the Representations Condition and the Covenants Condition have been satisfied; and

•	the Termination Condition.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

The foregoing conditions are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, may be waived by Purchaser, in whole or in part (other than, except with the consent of Fairchild, the Minimum Condition, the Antitrust Law Conditions and the Governmental Entity Condition).

However, without the consent of Fairchild, Purchaser cannot (i) waive the Minimum Condition, the Antitrust Law Conditions or the Governmental Entity Condition or (ii) make any change in the terms of or conditions to the Offer that (A) changes the form of consideration to be paid in the Offer, (B) except as contemplated by the Merger Agreement, decreases the Offer Price or number of Shares sought in the Offer, (C) extends the Offer, other than in a manner contemplated by the Merger Agreement, (D) imposes conditions on the Offer other than the Offer Conditions, (E) modifies the Offer Conditions or (F) amends any other term or condition of the Offer in any manner that is adverse to the holders of Shares.

See Section 15 — “Conditions of the Offer.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can tender your Shares in the Offer by (i) delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) following the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, in each case no later than the Expiration Date. If you are the registered owner but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may have a limited amount of additional time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three Nasdaq trading days. For the tender to be valid, however, the Depositary must receive the missing items within that three trading-day period. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Date. In addition, pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), unless they have been previously accepted for payment by Purchaser, Shares may also be withdrawn at any time after February 2, 2016, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, if you tendered your Shares as the registered owner, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

What does the Fairchild board of directors think of the Offer?

The board of directors of Fairchild has (i) determined that the terms of the Merger Agreement, and the transactions contemplated by the Merger Agreement, including the Offer, are fair to, and in the best interests of, Fairchild and its stockholders, (ii) determined that it is in the best interests of Fairchild and its stockholders, and declared it advisable, to enter into the Merger Agreement, (iii) adopted and approved the execution and delivery by Fairchild of the Merger Agreement, the performance by Fairchild of its covenants and agreements contained therein and the consummation of the Offer, the Merger and the other transactions upon the terms and subject to the conditions contained therein, and (iv) recommended that the stockholders of Fairchild accept the Offer and tender their Shares pursuant to the Offer.

See the “Introduction” and Section 10 — “Background of the Offer; Past Contacts or Negotiations with Fairchild.” A more complete description of the reasons for the Fairchild board of directors’ approval of the Offer and the Merger is set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 prepared by Fairchild, filed with the SEC on the date of this Offer to Purchase and mailed to all Fairchild stockholders.

If the Offer is completed, will Fairchild continue as a public company?

No. As promptly as practicable following the consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of Delaware law, after which Fairchild, as the Surviving Corporation, will be a direct wholly owned subsidiary of Parent and the Shares will no longer be publicly traded.

See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If the Minimum Condition is satisfied and we hold the number of Shares that represents at least a majority of the then-outstanding Shares, then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Fairchild pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for purchase in the Offer.

After consummation of the Offer, under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Fairchild (i) will not be required to vote on the Merger, (ii) will be entitled to appraisal rights under Delaware law in connection with the Merger with respect to Shares not tendered in the Offer if they follow the required procedures for seeking appraisal and (iii) will, if they do not validly exercise appraisal rights under Delaware law, receive the same cash consideration, without interest, for their Shares as was payable in the Offer (the “Merger Consideration”), less any applicable withholding taxes.

See Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for Fairchild — Merger Without a Stockholder Vote” and Section 17 — “Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On November 17, 2015, the trading day before the date of the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $17.88. On December 3, 2015, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $19.49. The Offer Price represents a premium of approximately 12% over the November 17, 2015 closing stock price and a premium of approximately 41% over the closing stock price of $14.14 on October 13, 2015, the day prior to the first news reports regarding a potential sale of Fairchild.

See Section 6 — “Price Range of Shares; Dividends.”

Will I be paid a dividend on my Shares during the pendency of the Offer?

No. The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time, Fairchild will not authorize, declare or pay any dividends on or make any distribution with respect to the Shares (whether in cash, assets, shares or other) or enter into any agreement with respect to the voting of its capital stock, except dividends or distributions by any subsidiary to Fairchild or to any wholly owned subsidiary of Fairchild.

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders will be entitled to appraisal rights in connection with the Merger with respect to Shares not tendered in the Offer if such stockholders properly perfect their right to seek appraisal under the DGCL.

See Section 17 — “Appraisal Rights.”

What will happen to my stock options in the Offer and the Merger?

Options to purchase Shares (each, a “Company Option”) are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, at the Effective Time, each Company Option will become fully vested (to the extent unvested) and be converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the excess, if any, of the Merger Consideration over the exercise price per Share of such Company Option by (ii) the total number of Shares subject to such Company Option, less any applicable withholding tax.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Equity Awards.”

What will happen to my restricted stock units and performance units in the Offer and the Merger?

Awards of restricted stock units denominated in Shares (each, a “Company RSU Award”) and awards of performance units denominated in Shares (each, a “Company PU Award”) are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, at the Effective Time, each Company RSU Award will become fully vested (to the extent unvested) and be converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the total number of Shares subject to such Company RSU Award by (ii) the Merger Consideration, less any applicable withholding tax, and each Company PU Award will become fully vested (to the extent unvested) and be converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the total number of Shares subject to such Company PU Award by (ii) the Merger Consideration, less any applicable withholding tax. In the case of Company PU Awards that are subject to performance periods that are ongoing as of the Effective Time, performance conditions will be deemed satisfied at the greater of target and actual performance (as determined by the board of directors of Fairchild) as of the Effective Time.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Equity Awards.”

What will happen to my deferred stock units in the Offer and the Merger?

Awards of deferred stock units denominated in Shares (each, a “Company DSU Award”) are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, at the Effective Time, each Company DSU Award will become fully vested (to the extent unvested) and be converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the total number of Shares subject to such Company DSU Award by (ii) the Merger Consideration, less any applicable withholding tax.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Equity Awards.”

What are the material United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares (or, if applicable, pursuant to your right to receive such cash in respect of Company Options, Company RSU Awards, Company PU Awards and Company DSU Awards that will become fully vested) pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.

You should consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

See Section 5 — “Certain United States Federal Income Tax Consequences.”

Who should I call if I have questions about the Offer?

All stockholders, banks and brokers may call Georgeson Inc. toll-free at (800) 676-0194. Georgeson Inc. is acting as the information agent (the “Information Agent”) for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Common Stock of Fairchild Semiconductor International, Inc.:

Falcon Operations Sub, Inc., a Delaware corporation ( “Purchaser”) and a wholly owned direct subsidiary of ON Semiconductor Corporation, a Delaware corporation (“Parent”), is offering to purchase for cash all of the outstanding shares of common stock, par value $.01 per share (the “Shares”), of Fairchild Semiconductor International, Inc., a Delaware corporation ( “Fairchild”), at a purchase price of $20.00 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

We are making this Offer pursuant to an Agreement and Plan of Merger, dated as of November 18, 2015 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Fairchild. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Fairchild (the “Merger”), with Fairchild surviving the Merger as a direct wholly owned subsidiary of Parent (the “Surviving Corporation”). In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held by (i) Fairchild as treasury stock, or Parent, Fairchild or their respective wholly owned subsidiaries (including Purchaser) immediately prior to the Effective Time, which Shares will be cancelled and will cease to exist, and (ii) stockholders of Fairchild who properly exercise appraisal rights under the Delaware General Corporation Law (the “DGCL”)) will be automatically cancelled and converted into the right to receive $20.00 per Share or any greater per Share price paid in the Offer, without interest thereon and less any applicable withholding taxes. As a result of the Merger, Fairchild will cease to be a publicly traded company and will become a direct wholly owned subsidiary of Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of Fairchild stock options, restricted stock units, performance units and deferred stock units in the Merger.

Stockholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A., the depositary and paying agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer will expire one minute following 11:59 p.m., New York City time, on January 5, 2016 (the “Expiration Date,” unless Purchaser has extended the period during which the Offer is open in accordance with the Merger Agreement, in which event the “Expiration Date” means the latest time and date at which the Offer, as so extended, expires). The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement (the “Termination Condition”) and (b) the satisfaction of (i) the Minimum Condition (as described below), (ii) the Antitrust Law Conditions (as described below), (iii) the Governmental Entity Condition (as described below) and (iv) the Material Adverse Effect Condition (as described below).

The “Minimum Condition” requires that, prior to the expiration of the Offer, the number of Shares validly tendered and not withdrawn in accordance with the terms of the Offer, together with Shares then owned by Parent and Acquisition Sub (if any), represents at least a majority of the then-outstanding Shares (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the Depositary for the Offer pursuant to such procedures in accordance with Section 251(h) of the DGCL).

The “Antitrust Law Conditions” require that any applicable waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), or any antitrust or competition laws of the People’s Republic of China (“PRC”), Germany, Japan, the Netherlands and South Korea shall have expired or been terminated and any pre-closing approvals or clearances reasonably required under any antitrust or competition laws of the PRC, Germany, Japan, the Netherlands and South Korea shall have been obtained.

The “Governmental Entity Condition” requires that no governmental entity of competent jurisdiction shall have enacted, issued, enforced, promulgated, or deemed applicable any law or issued or granted any order, decree, ruling, judgment or injunction, in each case in effect immediately prior to the expiration of the Offer, that restrains, enjoins or otherwise prohibits consummation of the Offer or the Merger.

The “Material Adverse Effect Condition” requires that no change, event or effect has arisen or occurred following the date of the Merger Agreement and is continuing immediately prior to the Expiration Date that, individually or in the aggregate, constitutes or would reasonably be expected to constitute a Company Material Adverse Effect (as defined in the Merger Agreement).

The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.” The Offer is not subject to any financing condition.

The board of directors of Fairchild has (i) determined that the terms of the Merger Agreement, and the transactions contemplated by the Merger Agreement, including the Offer, are fair to, and in the best interests of, Fairchild and its stockholders, (ii) determined that it is in the best interests of Fairchild and its stockholders, and declared it advisable, to enter into the Merger Agreement, (iii) adopted and approved the execution and delivery by Fairchild of the Merger Agreement, the performance by Fairchild of its covenants and agreements contained therein and the consummation of the Offer, the Merger and the other transactions upon the terms and subject to the conditions contained therein, and (iv) recommended that the stockholders of Fairchild accept the Offer and tender their Shares pursuant to the Offer (the “Company Board Recommendation”).

A more complete description of the Fairchild board of directors’ reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Fairchild (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), that was filed with the SEC on the date of this Offer to Purchase and furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth therein under the sub-headings “Background of the Offer and the Merger” and “Reasons for the Board’s Recommendation.”

Fairchild has advised Parent that, as of November 30, 2015, 113,427,322 Shares were issued and outstanding.

Pursuant to the Merger Agreement, at and immediately following the Effective Time the board of directors of the Surviving Corporation will consist of the members of the board of directors of Purchaser immediately prior to the Effective Time, and the officers of the Surviving Corporation will consist of the officers of Fairchild at the Effective Time.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and Purchaser consummates the Offer, Purchaser will effect the Merger without a vote of the stockholders of Fairchild pursuant to Section 251(h) of the DGCL.

Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Certain United States Federal Income Tax Consequences.”

After consummation of the Offer, under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Fairchild (i) will not be required to vote on the Merger, (ii) will be entitled to appraisal rights under Delaware law in connection with the Merger with respect to Shares not tendered in the Offer if they follow the required procedures for seeking appraisal and (iii) will, if they do not validly exercise appraisal rights under Delaware law, receive the same cash consideration, without interest, for their Shares as was payable in the Offer (the “Merger Consideration”), less any applicable withholding taxes. See Section 17 — “Appraisal Rights.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.”

Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer shall occur promptly after the Expiration Date (such time of acceptance for payment, the “Acceptance Time”). The time at which the Merger becomes effective is referred to as the “Effective Time.”

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement (the “Termination Condition”) and (b) the satisfaction of (i) the Minimum Condition (as described below), (ii) the Antitrust Law Conditions (as described below), (iii) the Governmental Entity Condition and (iv) the Material Adverse Effect Condition (as described below). See Section 15 — “Conditions of the Offer.”

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Purchaser will extend the Offer (i) for any period required by any law or any rule, regulation, interpretation or position of the SEC or its staff or NASDAQ Stock Market (“Nasdaq”) applicable to the Offer, and (ii) for successive periods of up to ten business days each (but no later than the second business day prior to August 18, 2016 (August 18, 2016 being referred to as the “Initial Outside Date” and, as such date may be extended pursuant to the Merger Agreement, the “Outside Date”)), if at any scheduled Expiration Date any Offer Condition (as defined below) has not been satisfied or waived, provided that if, at the time of the scheduled Expiration Date, (x) all of the Offer Conditions (other than the Minimum Condition) are satisfied and (y) all comments of the SEC or its staff applicable to the Offer (including documents related to the Offer) have been resolved and no rule, regulation or interpretations of the SEC or its staff applicable to the Offer would require Parent or Purchaser to extend the Offer, then Purchaser is only required to extend the Offer and the Expiration Date beyond the then-scheduled Expiration Date for up to two additional periods not to exceed an aggregate of 20 business days. In addition, following the satisfaction or waiver of all Offer Conditions, we have the right to extend the Offer for up to ten business days (but no later than two business days before November 18, 2016) if Parent and Purchaser are in compliance in all material respects with their respective covenants and agreements in the Merger Agreement related to obtaining financing and we have been unable to obtain proceeds of financing sufficient (together with any funds available to Parent or Purchaser) to consummate the Offer and the Merger on the date on which the Acceptance Time would otherwise occur (such financing, the “Requisite Financing”), and the Chief Executive Officer or Chief Operating Officer of Parent certifies to Fairchild that (i) Parent and Purchaser have complied in all material respects with their respective covenants and agreements in the Merger Agreement related to obtaining financing, (ii) Parent has been and remains unable to obtain the Requisite Financing as of the date on which the Acceptance Time would otherwise occur and (iii) the certification is being delivered solely to extend the Offer to obtain the Requisite Financing.

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive, in whole or in part, any Offer Condition or to make any change in the terms of the Offer or the Offer Conditions. However, without the consent of Fairchild, Purchaser cannot (i) waive the Minimum Condition, the Antitrust Law Conditions or the Governmental Entity Condition or (ii) make any change in the terms or conditions of the Offer that (A) changes the form of consideration to be paid in the Offer, (B) except as contemplated by the Merger Agreement, decreases the Offer Price or number of Shares sought in the Offer, (C) extends the Offer, other than in a manner contemplated by the Merger Agreement, (D) imposes conditions on the Offer other than the Offer Conditions, (E) modifies the Offer Conditions or (F) amends any other term or condition of the Offer in any manner that is adverse to the holders of Shares.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and, with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

There will not be a subsequent offering period for the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the Offer Conditions have not been satisfied. See Section 15 — “Conditions of the Offer.” Under certain circumstances, we may extend the Outside Date and/or terminate the Merger Agreement and the Offer. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Termination.”

As promptly as practicable following the Acceptance Time, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Fairchild pursuant to Section 251(h) of the DGCL. The Offer will be deemed, for purposes of Section 251(h) of the DGCL, to exclude Shares owned by Fairchild, Parent, Purchaser or any other wholly owned subsidiary of Parent or Fairchild as of immediately prior to the Effective Time, which Shares Parent, Purchaser and Fairchild have agreed in the Merger Agreement will be cancelled in the Merger.

Fairchild has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of Fairchild and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Conditions of the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not properly withdrawn pursuant to the Offer on or prior to the Expiration Date.

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

On the terms of the Offer, and subject to the Offer Conditions, promptly after the Expiration Date of the Offer, we will accept for payment, and pay for, all Shares validly tendered to us in the Offer and not withdrawn at or prior to the Expiration Date. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (a) the Share Certificates evidencing tendered Shares must be received by the

Depositary at such address or (b) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution (as defined below);

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary (as provided below) by the Expiration Date; and

•	the certificates for all such validly tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three Nasdaq trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by overnight courier, facsimile or mail (or if sent by DTC, by a message transmitted through electronic means in accordance with the usual procedures of DTC and the Depositary; provided, however, that if the notice is sent by DTC through electronic means, it must state that DTC has received an express acknowledgment from the participant on whose behalf the notice is given that the participant has received and agrees to become bound by the form of the notice) to the Depositary and must include a guarantee by an Eligible Institution (as defined below) in the form set forth in such notice. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary prior to the Expiration Date.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal, or (ii) the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of, a person other than the registered holder, then (i) the Share Certificate must be endorsed with the signature on such Share Certificate guaranteed by an Eligible Institution as provided in the Letter of Transmittal and accompanied by any other evidence of authority that may be reasonably required by the Depositary and (ii) such person requesting payment must deliver evidence to the Depositary that all transfer and other similar taxes required by reason of the payment being made to another person have been paid or otherwise establish that such taxes are not applicable. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser shall determine. None of Purchaser, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by Purchaser in its sole discretion.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Fairchild’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Fairchild’s stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of Fairchild in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, United States stockholders that do not otherwise establish an exemption should complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a United States person, the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Foreign stockholders should submit an appropriate and properly completed IRS Form W-8, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. Such stockholders should consult their tax advisor to determine which Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

4.	Withdrawal Rights

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after February 2, 2016, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 —“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Purchaser, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Consequences

The following is a general summary of certain United States federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) of Fairchild whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary Treasury regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect, which could affect the accuracy of the statements and conclusions set forth in this discussion. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain a challenge by the IRS in the event of litigation.

The summary applies only to U.S. Holders who hold Shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address the application of the Medicare tax on net investment income under Section 1411 of the Code, nor does it address any foreign, state or local tax consequences of the Offer or the Merger. In addition, this summary does not address any alternative minimum tax considerations or any United States federal tax considerations (e.g., estate or gift tax) other than those pertaining to United States federal income tax. Further, this discussion does not purport to consider all aspects of United States federal income taxation that may be relevant to a holder in light of its particular circumstances, or that may apply to a holder that is subject to special treatment under the United States federal income tax laws (including, for example, foreign taxpayers, regulated investment companies, real estate investment trusts, S corporations, controlled foreign corporations, passive foreign investment companies, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for United States federal income tax purposes, U.S. Holders whose functional currency is not the United States dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons liable for the alternative minimum tax, stockholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, stockholders who received Shares pursuant to the exercise of employee stock options or otherwise as compensation, and stockholders that exercise appraisal rights in connection with the Merger).

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for United States federal income tax purposes, is: (i) an individual citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a United States person for United States federal income tax purposes. This discussion does not address the tax consequences to stockholders who are not U.S. Holders.

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds Shares, the tax treatment of a person treated as a partner in such partnership generally will depend upon the status of the partner and the partnership’s activities. Accordingly, entities treated as partnerships for United States federal income tax purposes that hold Shares, and persons that are treated as partners in such entities, should consult their tax advisors regarding the specific United States federal income tax consequences to them of the Offer and the Merger.

All holders of Shares should consult their own tax advisors to determine the particular tax consequences of the Offer and the Merger to them, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for United States federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares exchanged. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if, as of the date of the exchange, a U.S. Holder’s holding period for such Shares is more than one year. Long-term capital gain recognized by certain non-corporate U.S. Holders, including individuals, is currently taxed at a reduced rate. The deductibility of capital losses is subject to certain limitations.

If a U.S. Holder acquired different blocks of Shares at different times and different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of Shares.

A U.S. Holder who exchanges Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 —“Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of Shares; Dividends

The Shares currently trade on the NASDAQ Stock Market (“Nasdaq”) under the symbol “FCS.” Fairchild has advised Parent that, as of November 30, 2015, there were 113,427,322 Shares outstanding.

The following table sets forth, for the periods indicated, the intraday high and low sale prices per Share for each quarterly period within the two preceding fiscal years, as reported on Nasdaq.

	High	Low
2013
First Quarter (from December 31, 2012 to March 31, 2013)	$15.75	$13.64
Second Quarter (from April 1, 2013 to June 30, 2013)	$14.97	$11.48
Third Quarter (from July 1, 2013 to September 29, 2013)	$14.99	$11.55
Fourth Quarter (from September 30, 2013 to December 29, 2013)	$14.18	$12.01
2014
First Quarter (from December 30, 2013 to March 30, 2014)	$14.40	$12.19
Second Quarter (from March 31, 2014 to June 29, 2014)	$16.49	$12.25
Third Quarter (from June 30, 2014 to September 28, 2014)	$18.23	$14.72
Fourth Quarter (from September 29, 2014 to December 28, 2014)	$17.93	$12.01
2015
First Quarter (from December 29, 2014 to March 29, 2015)	$19.23	$14.84
Second Quarter (from March 30, 2015 to June 28, 2015)	$20.84	$17.85
Third Quarter (from June 29, 2015 to September 27, 2015)	$17.96	$12.22
Fourth Quarter (from September 28, 2015 to December 3, 2015)	$19.77	$12.95

On November 17, 2015, the trading day before the date of the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $17.88. On December 3, 2015, the last full trading day before the commencement of the offer, the reported closing sales price of the Shares on Nasdaq was $19.49. The Offer Price represents a premium of approximately 12% over the November 17, 2015 closing stock price and an approximately 41% premium over the closing stock price of $14.14 on October 13, 2015, the day prior to the first news reports regarding a potential sale of Fairchild.

Fairchild has never declared or paid any cash dividends with respect to the Shares. The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time, Fairchild will not authorize, declare or pay any dividends on or make any distribution with respect to the Shares (whether in cash, assets, shares or other) or enter into any agreement with respect to the voting of its capital stock, except dividends or distributions by any subsidiary to Fairchild or to any wholly owned subsidiary of Fairchild.

7.	Certain Information Concerning Fairchild

Except as specifically set forth herein, the information concerning Fairchild contained in this Offer to Purchase has been taken from or is based upon information furnished by Fairchild or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Fairchild’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We do not assume any responsibility for the accuracy or completeness of the information concerning Fairchild, whether furnished by Fairchild or contained in such documents and records, or for any failure by Fairchild to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General. Fairchild was incorporated as a Delaware corporation in 1997. Fairchild’s principal offices are located at 3030 Orchard Parkway, San Jose, California, 95134, and its telephone number there is (408) 822-2000. The following description of Fairchild and its business has been taken from Fairchild’s Annual Report on Form 10-K for the fiscal year ended December 28, 2014 and subsequent SEC filings and is qualified in its entirety by reference to such Form 10-K and subsequent filings.

Fairchild is focused on developing, manufacturing and selling highly efficient power management solutions utilizing its deep expertise in power analog and discrete design as well as advanced packaging. Fairchild also makes certain non-power semiconductor and MEMS-based solutions. Fairchild’s products are used in a wide variety of end market applications including industrial, home appliance, automotive, mobile, server and cloud computing, lighting, and consumer electronics.

Fairchild is organized into three reportable segments. The Analog Power and Signal Solutions reportable segment (APSS) contains Fairchild’s mobile solutions, power conversion and motion tracking operating segments, and focuses on developing innovative analog solutions including power management, sensor and signal path applications. The Switching Power Solutions reportable segment (SPS) contains Fairchild’s low- and high-voltage switch operating segments, integrated power modules, as well as the company’s automotive and cloud operating segments. This segment provides a wide range of highly efficient discrete and integrated power management solutions across a broad range of end markets. The Standard Products Group (SPG) includes a broad portfolio of standard discrete, analog, logic and optoelectronic products.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Fairchild is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Fairchild’s directors and officers, their remuneration, stock options and other equity awards granted to them, the principal holders of Fairchild’s securities, any material interests of such persons in transactions with Fairchild and other matters are required to be disclosed in proxy statements, the most recent one having been filed with the SEC on April 8, 2015 and distributed to Fairchild’s stockholders on or about April 9, 2015. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtained by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Fairchild, that file electronically with the SEC.

8.	Certain Information Concerning Parent and Purchaser

Parent and Purchaser. Parent was spun off from Motorola, Inc. in 1999. Parent is driving innovation in energy efficient electronics. Parent’s extensive portfolio of analog, digital and mixed signal ICs, standard products, image sensors and custom devices helps customers efficiently solve their design challenges in advanced electronic systems and products. Parent’s power management and motor driver semiconductor components control, convert, protect and monitor the supply of power to the different elements within a wide variety of electronic devices. Parent’s custom ASICs use analog, DSP, mixed-signal and advanced logic capabilities to act as the brain behind many of its automotive, medical, military/aerospace, consumer and industrial customers’ products. Parent’s signal management semiconductor components provide high-performance clock management and data flow management for precision computing, communications and industrial systems. Parent’s image sensors, optical image stabilization and auto focus devices provide advanced imaging solutions for automotive, wireless, industrial and consumer applications. Parent’s standard semiconductor components serve as “building blocks” within virtually all types of electronic devices. These various products fall into the logic, analog, discrete, image sensors and memory categories used by the WSTS group.

Purchaser is a Delaware corporation formed on November 12, 2015 solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Purchaser has no assets or liabilities other than the contractual rights and obligations ancillary or otherwise related to the Merger Agreement. Upon the completion of the Merger, Purchaser’s separate corporate existence will cease, and Fairchild will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a wholly owned subsidiary of Parent.

Parent’s principal executive offices, which are also Purchaser’s business address, are located at 5005 East McDowell Road, Phoenix, Arizona 85008. Each of Parent’s and Purchaser’s telephone number at this location is (602) 244-6600.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Parent and Purchaser are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as provided in the Merger Agreement or as described in Schedule I to this Offer to Purchase, (i) none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Fairchild (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Purchaser or Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Fairchild or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Fairchild or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds

The Offer is not conditioned upon obtaining financing. We believe the financial condition of Parent and Purchaser is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer because (i) the only consideration to be paid in the Offer and the Merger is cash, (ii) the Offer is to purchase all outstanding Shares, (iii) Parent and Purchaser have received a debt financing commitment in respect of funds sufficient, together with certain cash on hand of Parent, to purchase all Shares tendered pursuant to the Offer, and (iv) there is no financing condition to the completion of the Offer.

The following summary of certain financing arrangements in connection with the Offer and the Merger does not purport to be complete and is qualified in its entirety by reference to the commitment letter described below, a copy of which is filed as Exhibit (b)(1) to the Schedule TO filed with the SEC and incorporated by reference herein. Stockholders are urged to read the commitment letter for a more complete description of the provisions summarized below.

On November 18, 2015, Parent received a commitment letter (the “Debt Commitment Letter”) from Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (collectively, the “Debt Financing Sources”) to provide it with a senior secured credit facility in the aggregate amount of $2.7 billion (consisting of a $2.4 billion term loan facility and a $300 million revolving credit facility that may be increased by an additional $200 million) (the “Senior Secured Facility”). The proceeds of the term loan will be used to finance the Offer and the Merger. The proceeds of the loans under the revolving credit facility will primarily be used after the closing of the Merger for working capital, capital expenditures, and general corporate purposes. Additionally, Parent may be required, in lieu of borrowing up to a certain aggregate principal under the Senior Secured Facility, to issue and sell senior unsecured notes (the

“Senior Notes”) in a public offering or Rule 144A or other private placement and/or borrow under a new senior unsecured bridge facility (the “Bridge Facility,” and together with the Senior Secured Facility and the Senior Notes, the “Debt Financing”).

Parent and Purchaser estimate that the total amount of funds required to consummate the Offer and to provide funding for the Merger is approximately $2.4 billion, plus related fees and expenses. Purchaser’s cash on hand, together with the Debt Financing, will be sufficient to consummate the Offer and the Merger and pay fees and expenses in connection with the Offer and the Merger.

The availability of the Senior Secured Facility is subject to, among other things:

•	the consummation of the Offer and the Merger in accordance with the terms and conditions of the Merger Agreement (without there having been any amendments or waivers thereto by Parent that are adverse to the interests of the lenders under the Senior Secured Facility in any material respect or which are otherwise specified in the Debt Commitment Letter, other than with the prior written consent of the Debt Financing Sources);

•	no event of default under the Senior Secured Facility or event which with the giving of notice or lapse of time would be an event of default under the Senior Secured Facility having occurred;

•	the absence of any Company Material Adverse Effect (as defined in the Merger Agreement) with respect to Fairchild and its subsidiaries;

•	payment in full of all obligations of Parent and its subsidiaries (including Purchaser) and Fairchild with respect to indebtedness, subject to certain exceptions;

•	the Debt Financing Sources’ receipt of legal opinions and other customary closing and corporate documents from Parent;

•	completion of a marketing period of 15 consecutive business days following the Debt Financing Sources’ receipt of certain historical and pro forma financial information and customary marketing materials and information from Parent, subject to certain conditions;

•	certain specified representations and warranties being true and correct in all material respects;

•	payment of required fees and expenses;

•	all actions necessary to give the lender perfected security interests in the collateral securing the Senior Secured Facility having been taken, subject to certain exceptions;

•	execution and delivery of definitive documentation for the Senior Secured Facility; and

•	delivery of documentation and other information requested by the Debt Financing Sources under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act.

As of the date hereof, no alternative Financing arrangements or alternative financing plans have been made in the event the Senior Secured Facility is not available.

10.	Background of the Offer; Past Contacts or Negotiations with Fairchild

Background of the Offer

The following is a description of key contacts between representatives of Parent or Purchaser and representatives of Fairchild that resulted in the execution of the Merger Agreement. For a review of Fairchild’s additional activities relating to the background of the transaction with Parent and Purchaser, please refer to Fairchild’s Schedule 14D-9 filed with the SEC and mailed to Fairchild’s stockholders in accordance with the terms of the Exchange Act.

On August 17, 2015, Keith Jackson, Chief Executive Officer of Parent, called Mark Thompson, Chief Executive Officer of Fairchild, asking to meet and discuss industry-related topics.

On August 26, 2015, Mr. Thompson met with Mr. Jackson. Mr. Jackson indicated that Parent would submit an indicative proposal in the middle of September to acquire Fairchild.

On September 14, 2015, Parent executed a confidentiality agreement with Fairchild permitting the exchange of confidential information. On the same day, Parent submitted to Fairchild a preliminary, non-binding proposal for an all-cash offer to acquire Fairchild at a purchase price of $17.00 to $18.00 per Share, subject to customary conditions, including further due diligence and the negotiation of definitive agreements.

On September 23, 2015, Mr. Thompson spoke with Mr. Jackson about Parent’s proposal. Mr. Thompson informed Mr. Jackson that Parent’s offer was too low to be of interest to the board of directors of Fairchild. Mr. Jackson indicated that Parent might be able to increase its offer after further due diligence.

On September 24, 2015, Mr. Thompson invited Mr. Jackson to meet with representatives of Fairchild.

On September 29, 2015, senior management of Parent and Fairchild and representatives of Goldman, Sachs & Co. (“Goldman Sachs”), Fairchild’s financial advisor, and Deutsche Bank Securities Inc. (“Deutsche Bank”), Parent’s financial advisor, met to discuss Parent’s proposal and the possibility of a transaction, and to conduct preliminary due diligence investigations.

On October 8, 2015, Parent submitted an updated non-binding proposal indicating its interest in acquiring Fairchild in an all-cash transaction for $19.00 per Share, subject to customary conditions, including the completion of due diligence and the negotiation of definitive transaction documents. The proposal also stated that any transaction with Fairchild would not contain a financing condition.

On October 9, 2015, Mr. Thompson called Mr. Jackson to discuss Fairchild’s reaction to Parent’s proposal. Mr. Thompson indicated that Fairchild was authorized to continue to engage with Parent and would provide additional diligence materials, including access to Fairchild’s online data room.

On October 14, 2015, international and national news outlets reported that Fairchild was engaged in a sale process and in talks with multiple potential acquirors, including Parent. Fairchild’s stock price closed at $16.35, or $2.14 above the opening trading price of Fairchild’s stock price on that day.

On October 17, 2015, Parent and its advisors received access to Fairchild’s online data room containing business, financial and legal due diligence materials. From October 17, 2015 through signing of the Merger Agreement, Parent, with the assistance of its advisors, conducted due diligence on Fairchild, including review of documents and discussions with employees and advisors of Fairchild.

On October 26, 2015, Goldman Sachs sent a letter on behalf of Fairchild to Mr. Jackson requesting that Parent submit its best and final offer for a strategic business combination on November 12, 2015, along the lines described in its proposal. The letter provided that Parent should submit a markup of a proposed definitive acquisition agreement that would be provided by Fairchild and that the offer must not have any financing contingencies. Over the course of the next couple of weeks, representatives of Parent conducted additional due diligence investigations of Fairchild, including conducting a number of due diligence calls.

On October 27, 2015, international and national news outlets reported that another company was interested in acquiring Fairchild.

On October 29, 2015, Fairchild uploaded a draft merger agreement to Fairchild’s online data room. The draft merger agreement contemplated a tender offer by a wholly owned subsidiary of the counterparty for all of the outstanding Shares, to be promptly followed by a merger in which the Shares not tendered in the offer would be entitled to receive the same price per Share. The draft agreement provided, among other things, for (1) the payment by Fairchild of a termination fee under circumstances related to a change of recommendation by the board of directors of Fairchild or the consummation of an alternative transaction by Fairchild, and (2) the payment by the counterparty of a reverse termination fee under circumstances primarily related to the failure to obtain required antitrust approvals.

On November 2, 2015, representatives of Parent and Fairchild conferred telephonically to discuss diligence matters.

On November 3, 2015, representatives of Parent and Fairchild met to discuss due diligence matters. Also on November 3, 2015, Mr. Jackson and Mr. Thompson discussed the potential transaction between Parent and Fairchild. Representatives of Deutsche Bank and Goldman Sachs conferred telephonically to discuss the progress on due diligence and process timing.

On November 6, 2015, representatives from Parent, Fairchild, Morrison & Foerster LLP (“Morrison & Foerster”), counsel to Parent, and Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), counsel to Fairchild, conferred telephonically to discuss certain diligence matters. Later on November 6, 2015, representatives of Morrison & Foerster sent representatives of Wachtell Lipton an initial markup of the draft merger agreement in order to receive feedback on the draft from Fairchild.

On November 9, 2015, representatives of Morrison & Foerster and Wachtell Lipton discussed Morrison & Foerster’s initial markup of the draft merger agreement.

On November 11, 2015, Mr. Jackson reached out to Mr. Thompson to reiterate interest in a transaction with Fairchild and discuss anticipated transaction process and timing.

Later on November 11, 2015, representatives of Goldman Sachs and Deutsche Bank discussed the status of the transaction process and anticipated timing.

On November 12, 2015, Parent sent to Fairchild a non-binding proposal to acquire Fairchild for $19.50 per Share in cash. Parent proposed a markup of the definitive acquisition agreement, indicating that Parent was willing to proceed with a transaction that would be structured as a tender offer followed by a second-step merger under Section 251(h) of the DGCL, that the transaction would not contain any financing contingencies and that the transaction would contain a reverse break fee for terminations of the merger agreement related primarily to failure to obtain required antitrust approvals. Parent’s proposal also contained a request for exclusivity. Mr. Jackson and Mr. Thompson conferred telephonically to discuss the transaction.

On November 13, 2015, Mr. Thompson called Mr. Jackson and stated that the board of directors of Fairchild had requested that Parent increase the transaction price to $20.00 or higher per Share in cash.

Later on November 13, 2015, Mr. Jackson and Mr. Thompson discussed Parent’s proposal and Mr. Jackson indicated that Parent could raise its proposal to $20.00 per Share in cash, which Mr. Jackson told Mr. Thompson was Parent’s best and final offer. Following the discussion, Parent sent a revised non-binding letter of intent reflecting a proposed $20.00 per Share price. Separately, representatives of Goldman Sachs contacted representatives of Deutsche Bank, who confirmed that $20.00 was Parent’s best and final offer. Also on November 13, representatives of Wachtell Lipton sent Morrison & Foerster a revised draft of the merger agreement that included a “go shop” provision. Later that evening, representatives of Morrison & Foerster informed representatives of Wachtell Lipton that Parent would not proceed with a transaction if the merger agreement contained a “go shop” provision. Over the next several days, representatives of Parent, Fairchild, Morrison & Foerster, Wachtell Lipton, Deutsche Bank and Goldman Sachs engaged in multiple discussions related to the negotiation of the merger agreement and revision of the disclosure schedules to the merger agreement.

On November 15, 2015, Mr. Jackson spoke with Mr. Thompson to discuss the effect under the proposed merger agreement if Parent were unable to obtain the proceeds of its financing in the event that its financing sources were unable to honor their financial commitments due to macroeconomic changes in the debt markets or other circumstances outside Parent’s control. Mr. Jackson and Mr. Thompson agreed that the companies and their advisors would continue to discuss this and other remaining issues.

On November 17, 2015, the board of directors of Parent held a telephonic meeting, attended by representatives of Deutsche Bank and Morrison & Foerster, where the board of directors approved the transaction between Parent and Fairchild and the execution of the Merger Agreement.

After approval of the transaction by the board of directors of Fairchild, on the morning of November 18, 2015, the merger agreement was executed by Fairchild, Parent and Purchaser. On the morning of November 18, 2015, Parent and Fairchild issued a joint press release announcing the execution by the parties of the Merger Agreement.

Past Contacts, Transactions, Negotiations and Agreements

For more information on the Merger Agreement and the other agreements between Fairchild and Purchaser and their respective related parties, see Section 8 — “Certain Information Concerning Parent and Purchaser,” Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

11.	The Merger Agreement; Other Agreements

Merger Agreement

Explanatory Note. The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement itself, a copy of which is filed as Exhibit (d)(1) to the Schedule TO filed with the SEC and incorporated herein by reference. The Merger Agreement has been included to provide investors with information regarding its terms and is not intended to provide any financial or other factual information about Fairchild, Purchaser or Parent. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement (1) were made only for purposes of that agreement and as of specific dates, (2) were solely for the benefit of the parties to the Merger Agreement, (3) may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing those matters as facts and (4) may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to stockholders and reports and documents filed with the SEC. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Parent or Fairchild. Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about Parent or Fairchild and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the SEC. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable after the date of the Merger Agreement, but in no event later than December 4, 2015. The Offer is subject only to the satisfaction of the Minimum Condition and satisfaction or waiver of the other Offer Conditions that are described in Section 15 —“Conditions of the Offer.” Subject to the satisfaction of the Minimum Condition and the other Offer Conditions that are described in Section 15 — “Conditions of the Offer,” the Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, accept for payment all Shares validly tendered and not withdrawn in the Offer promptly after the Expiration Date, as it may be extended pursuant to the terms of the Merger Agreement (the “Acceptance Time”).

Parent and Purchaser expressly reserve the right to waive any Offer Condition, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, except that the prior written consent of Fairchild is required for Parent and Purchaser to:

•	waive the Minimum Condition, the Antitrust Law Conditions or the Governmental Entity Condition; or

•	make any change in the terms or conditions of the Offer that:

•	changes the form of consideration to be paid in the Offer;

•	except as contemplated by the Merger Agreement, decreases the Offer Price or the number of Shares sought in the Offer;

•	extends the Offer, other than in a manner contemplated by the Merger Agreement;

•	imposes conditions to the Offer other than the Offer Conditions;

•	modifies the Offer Conditions; or

•	amends any other term or condition of the Offer in any manner that is adverse to the holders of Shares.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that Purchaser shall extend the Offer:

•	for any period required by any law or any rule, regulation, interpretation or position of the SEC or its staff or Nasdaq;

•	for successive extension periods of up to ten business days each (but no later than the second business day prior to the Outside Date, as it may be extended pursuant to the Merger Agreement), in the event that as of any scheduled Expiration Date any Offer Condition has not been satisfied or waived, provided that if, at the time of the scheduled Expiration Date, (i) all of the Offer Conditions (other than the Minimum Condition) are satisfied and (ii) all comments of the SEC or its staff applicable to the Offer (including documents related to the Offer) have been resolved and no rule, regulation or interpretations of the SEC or its staff applicable to the Offer would require Parent or Purchaser to extend the Offer, then Purchaser will only be required to extend the Offer and its Expiration Date beyond the then-scheduled Expiration Date for up to two additional periods not to exceed an aggregate of 20 business days; and

•	in the event that the Chief Operating Officer of Parent delivers a written notice to Fairchild no later than 8:00 a.m. Eastern Time on the next business day after the then scheduled expiration date of the Offer (the “Financing Extension Notice”) in accordance with the terms of the Merger Agreement.

Board of Directors and Officers. Pursuant to the Merger Agreement, at and immediately following the Effective Time the board of directors of the Surviving Corporation will consist of the members of the board of directors of Purchaser immediately prior to the Effective Time and the officers of the Surviving Corporation will consist of the officers of Fairchild at the Effective Time.

The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into Fairchild, and the separate existence of Purchaser will cease, and Fairchild will continue as the Surviving Corporation after the Merger. The Merger will be governed by Section 251(h) of the DGCL. Accordingly, Parent, Purchaser and Fairchild have agreed to take all necessary action to cause the Merger to become effective as promptly as practicable following consummation of the Offer (the “Offer Closing”) without a meeting of Fairchild’s stockholders in accordance with Section 251(h) of the DGCL or, in the event that Section 251(h) is inapplicable to the Merger, in accordance with Section 253 of the DGCL or with a meeting of Fairchild’s stockholders.

At the Effective Time, the certificate of incorporation and bylaws of Purchaser, as in effect immediately prior to the Effective Time, except for such changes as may be required to change the name of the Surviving Corporation, will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law and the applicable provisions of the certificate of incorporation and bylaws.

The obligations of Fairchild, Parent and Purchaser to complete the Merger are subject to the satisfaction or waiver by each of the parties of the following conditions:

•	Purchaser must have accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer;

•	no governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or deemed applicable any law that is in effect as of immediately prior to the Expiration Date or issued or granted any orders, decrees or injunctions that are in effect as of immediately prior to the Expiration Date or as of the Effective Time, in each case which has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger; and

•	solely in the event that Section 251(h) is not applicable and the stockholders of Fairchild are required under the DGCL to adopt the Merger Agreement in order to consummate the Merger, then the requisite vote of the stockholders of Fairchild shall have been obtained in accordance with the DGCL and the certificate of incorporation and bylaws of Fairchild. The parties have agreed that this condition is deemed satisfied until such time that Parent, Purchaser or Fairchild delivers a notice to the other party that its board of directors has in good faith determined, after consultation with its legal counsel, that the Offer and the Merger cannot be effected pursuant to Section 251(h) of the DGCL, specifying the reasons therefor.

Conversion of Capital Stock at the Effective Time. Each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by (i) Fairchild as treasury stock, or Parent, Fairchild or their respective wholly owned subsidiaries (including Purchaser) immediately prior to the Effective Time, which Shares will be cancelled and will cease to exist, and (ii) stockholders of Fairchild who properly exercise appraisal rights under the DGCL) will be cancelled and automatically converted into the right to receive the Offer Price without interest (the “Merger Consideration”) and subject to any withholding of taxes as required by applicable law.

Each share of Purchaser’s common stock issued and outstanding prior to the Effective Time will be converted into one fully paid share of common stock of the Surviving Corporation.

The holders of certificates or book-entry shares which immediately prior to the Effective Time represented Shares will cease to have any rights with respect to such Shares other than the right to receive, upon surrender of such certificates or book-entry shares in accordance with the procedures set forth in the Merger Agreement, the Merger Consideration, without interest, or, with respect to Shares of a holder who exercises appraisal rights in accordance with Delaware law, the rights set forth in Section 262 of the DGCL.

Treatment of Equity Awards.

Pursuant to the Merger Agreement, at the Effective Time:

•	Each option to purchase Shares (each, a “Company Option”) will, as of the Effective Time, become fully vested (to the extent unvested) and be converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the excess, if any, of the Merger Consideration over the exercise price per Share of such Company Option by (ii) the total number of Shares subject to such Company Option, less any applicable withholding tax.

•	Each award of restricted stock units denominated in Shares (each, a “Company RSU Award”) will, as of the Effective Time, become fully vested (to the extent unvested) and be converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the total number of Shares subject to such Company RSU Award by (ii) the Merger Consideration, less any applicable withholding tax.

•	Each award of performance units denominated in Shares (each, a “Company PU Award”) will, as of the Effective Time, become fully vested (to the extent unvested) and be converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the total number of Shares subject to such Company PU Award by (ii) the Merger Consideration, less any applicable withholding tax. In the case of Company PU Awards that are subject to performance periods that are ongoing as of the Effective Time, performance conditions will be deemed satisfied at the greater of target and actual performance (as determined by the board of directors of Fairchild) as of the Effective Time.

•	Each award of deferred stock units denominated in Shares (each, a “Company DSU Award”) will, as of the Effective Time, become fully vested (to the extent unvested) and be converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the total number of Shares subject to such Company DSU Award by (ii) the Merger Consideration, less any applicable withholding tax.

Representations and Warranties. In the Merger Agreement, Fairchild has made representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

•	capital structure;

•	required consents and approvals, and no violations of laws, organizational documents, or agreements;

•	financial statements and SEC filings;

•	internal controls and procedures;

•	the absence of undisclosed liabilities;

•	the absence of certain changes or events;

•	permits and compliance with laws;

•	environmental laws and regulations;

•	employees and employee benefit plans, including ERISA and certain related matters;

•	certain business practices;

•	customs and trade laws;

•	taxes;

•	absence of investigations or litigation;

•	intellectual property;

•	tangible personal property;

•	real property;

•	material contracts;

•	customers and suppliers;

•	insurance;

•	accuracy of information supplied for purposes of the documents related to the Offer and the Schedule 14D-9;

•	the opinion of its financial advisor;

•	state takeover statutes; and

•	brokers’ fees and expenses.

Some of the representations and warranties in the Merger Agreement made by Fairchild are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any change, event or effect that is materially adverse to the business, results of operations or condition (financial or otherwise) of Fairchild and its subsidiaries, taken as a whole, but shall not include changes, events or effects relating to or resulting from:

(i)	changes or developments in economic or political conditions or in securities, credit or financial markets, including changes in interest rates and changes in exchange rates;

(ii)	changes or developments in or affecting the industries in which Fairchild and its subsidiaries operate, including changes in law or regulation affecting such industries;

(iii)	the execution and delivery of the Merger Agreement or the public announcement or pendency of the Offer or Merger or the other transactions contemplated by the Merger Agreement, including the impact thereof on the relationships, contractual or otherwise, of Fairchild or any of its subsidiaries, including with employees, customers, suppliers, distributors or partners;

(iv)	the identity of Parent or any of its affiliates as the acquiror of Fairchild, or its or their plans for Fairchild;

(v)	compliance with the terms of, or the taking of any action required by, the Merger Agreement or consented to by Parent;

(vi)	any acts of terrorism or war, acts of God, natural disasters, weather conditions or other calamities;

(vii)	changes in GAAP or the interpretation thereof;

(viii)	any stockholder class action, derivative or similar litigation relating to the Merger Agreement or the transactions contemplated thereby;

(ix)	any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period, including analyst expectations or projections, forecasts or predictions, including analyst expectations or projections, forecasts or predictions (provided that the facts and circumstances underlying any such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred); or

(x)	any decrease or decline in the market price or trading volume of the Shares (provided that the facts and circumstances underlying any such decrease or decline may be taken into account in determining whether a Company Material Adverse Effect has occurred);

except in the case of clauses (i), (ii), (vi) and (vii) to the extent that Fairchild and its subsidiaries, taken as a whole, are disproportionately affected thereby relative to other peers in the industries in which Fairchild and its subsidiaries operate.

In the Merger Agreement, Parent and Purchaser have made representations and warranties to Fairchild with respect to:

•	corporate matters, such as organization, organizational documents, standing and qualification;

•	corporate authority;

•	required consents and approvals, and no violations of laws, organizational documents or agreements;

•	compliance with law;

•	absence of litigation;

•	accuracy of information supplied for purposes of the documents related to the Offer and the Schedule 14D-9;

•	financing commitments;

•	brokers and finders;

•	ownership of securities of Fairchild and absence of certain relationships with Fairchild;

•	absence of activity by Purchaser other than in connection with its formation, the Merger Agreement and transactions contemplated thereby;

•	absence of need for a Parent stockholder vote; and

•	solvency.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means an event or effect that prevents or materially delays or materially impairs the ability of Parent or Purchaser (i) to satisfy the conditions precedent to the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement or (ii) to perform its obligations under the Merger Agreement, to pay the Merger Consideration or to consummate the Offer or the Merger and the other transactions contemplated by the Merger Agreement.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any schedule, instrument or other document delivered pursuant to the Merger Agreement will survive the Effective Time.

Conduct of Business Pending the Merger. Fairchild has agreed that, from the date of the Merger Agreement until the earlier of the Effective Time and the valid termination of the Merger Agreement in accordance with its terms, except as disclosed on a schedule to the Merger Agreement, as expressly permitted or required by the Merger Agreement, as required by law or as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), Fairchild will and will cause its subsidiaries to conduct its business in all material respects in the ordinary course of business consistent with past practice, including by using commercially reasonable efforts to preserve intact its and their present business organizations and to preserve its and their present relationships with customers, suppliers and other persons with whom it and they have material business relations.

Fairchild has further agreed that, except as disclosed on a schedule to the Merger Agreement, from the date of the Merger Agreement until the Effective Time, unless Parent otherwise consents in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Fairchild shall not, nor shall Fairchild permit any of its subsidiaries to:

•	authorize, declare or pay any dividends on or make any distribution with respect to the Shares (whether in cash, assets, shares or other) or enter into any agreement with respect to the voting of its capital stock, except dividends or distributions by any subsidiary to Fairchild or to any wholly owned subsidiary of Fairchild;

•	split, combine, reduce or reclassify any of its capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly owned subsidiary of Fairchild which remains a wholly owned subsidiary of Fairchild after consummation of such transaction;

•	except as provided in the Merger Agreement, required by applicable law or any Fairchild benefit plan in effect on the date of the Merger Agreement, (i) increase the compensation or benefits payable or to become payable to, or for the benefit of, any of its current or former directors, officers, employees or other service providers who are natural persons, (ii) enter into, amend or modify any employment, severance, change-in-control, termination or retention agreement with, or for the benefit of, any of its current or former directors, officers, employees or other service providers who are natural persons, (iii) establish, adopt, enter into, amend or terminate any Fairchild benefit plan, (iv) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to, or for the benefit of, any of its directors, employees or other service providers who are natural persons, other than in the ordinary course of business consistent with past practice, (v) establish, enter into, adopt or amend any works council, collective bargaining or similar labor-related agreement or make any commitment to incur any liability to any labor organization, except as required by applicable Law, (vi) hire, elect, appoint or terminate any director or officer, or (vii) except as publicly announced prior to the date of the Merger Agreement, announce, implement or effect any material reduction in labor force, lay-off, early retirement program or other effort concerning termination of employment of employees of Fairchild or any of its subsidiaries (other than routine employee terminations in the ordinary course of business);

•	make any material change in financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, applicable law or SEC policy;

•	make, change or rescind any material election relating to taxes, change any material method of tax accounting, or enter into any tax allocation, sharing or indemnity agreement or closing agreement relating to, or consent to any extension or waiver of the limitations period applicable to any claim or assessment in respect of, taxes;

•	enter into agreements providing for, or consummate, any acquisitions of an equity interest in or a material portion of the assets of any person or any business or division thereof, or any mergers, consolidations or business combinations, except for transactions between Fairchild and a wholly owned subsidiary of Fairchild or between wholly owned subsidiaries of Fairchild, or enter into any new line of business that is material to Fairchild and any subsidiaries of Fairchild, taken as a whole;

•	amend the governing documents of Fairchild or equivalent organizational documents of any subsidiary of Fairchild or restructure, reorganize, dissolve or liquidate Fairchild or any subsidiary of Fairchild;

•

issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital stock, voting securities or other equity interest in Fairchild or any subsidiary of Fairchild or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital stock, voting securities or equity interest or any “phantom”

stock, “phantom” stock rights, stock appreciation rights or stock-based performance units or take any action to cause to be exercisable any otherwise unexercisable equity award of Fairchild (except as otherwise provided by the express terms of any equity award of Fairchild outstanding on the date of the Merger Agreement), other than (i) issuances of Shares in respect of any exercise of Company Options outstanding on the date of the Merger Agreement or the vesting or settlement of equity awards outstanding on the date of the Merger Agreement, (ii) issuances or grants of equity awards of Fairchild that, with respect to each such equity award of Fairchild, cover 25% of the number of Shares that would be covered thereby if made in the ordinary course of business consistent with past practice (provided that in any event the aggregate value of the Shares covered by all such issuances or grants (assuming maximum performance where applicable) shall not exceed $10,000,000 based on the fair market value of a Share on the grant date applicable to the applicable equity award of Fairchild and Fairchild and its subsidiaries shall not commence an offering period or issue or grant purchase rights under Fairchild’s employees stock purchase plan), (iii) sales of Shares pursuant to the exercise of Company Options if necessary to effectuate an optionee direction upon exercise or pursuant to the settlement of equity awards of Fairchild in order to satisfy tax withholding obligations, or (iv) transactions between Fairchild’s and a wholly owned subsidiary of Fairchild or between wholly owned subsidiaries of Fairchild;

•	directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or other equity interests or any rights, warrants or options to acquire any such shares in its capital or equity interests, except for (i) acquisitions of Shares tendered by holders of equity awards of Fairchild in order to satisfy obligations to pay the exercise price and/or tax withholding obligations with respect thereto, (ii) the acquisition by Fairchild of equity awards of Fairchild in connection with the forfeiture of such awards, and (iii) transactions between Fairchild and a wholly owned subsidiary of Fairchild or between wholly owned subsidiaries of Fairchild;

•	redeem, repurchase, prepay (other than prepayments of revolving loans, including borrowings under Fairchild’s credit agreement), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify the terms of any Indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (i) indebtedness for borrowed money at any time incurred by Fairchild or any of its subsidiaries under Fairchild’s credit agreement, and (ii) the making, incurrence or repayment of intercompany indebtedness; provided that nothing contained in the Merger Agreement will prohibit Fairchild and its subsidiaries from making guarantees or obtaining letters of credit or surety bonds in the ordinary course of business consistent with past practice (including in respect of obligations under hedging transactions incurred in the ordinary course of business), drawing on existing working capital credit facilities, including Fairchild’s credit agreement, or engaging in hedging transactions in the ordinary course of business;

•	make any loans, advances or capital contributions to any other person, except for loans among Fairchild and the subsidiaries of Fairchild or among the subsidiaries of Fairchild;

•	sell, lease, license, transfer, exchange, swap, abandon, allow to lapse, or otherwise dispose of, or subject to any lien (other than permitted liens), any of its intellectual property or other material properties or assets (including shares in the capital of its or the subsidiaries of Fairchild), except (i) pursuant to existing agreements in effect prior to the execution of the Merger Agreement, (ii) sales of inventory, or dispositions of obsolete or worthless equipment, in the ordinary course of business consistent with past practice, (iii) such transactions with neither a fair market value of the assets or properties nor an aggregate purchase price that exceeds $500,000 individually or $1,000,000 in the aggregate, and (iv) for transactions among Fairchild and its wholly owned subsidiaries or among wholly owned subsidiaries of Fairchild;

•

discharge, pay, compromise or settle any claim, litigation, investigation or proceeding, in each case made or pending by or against Fairchild or any of its subsidiaries (including any claim for taxes or any compromise or settlement with respect to matters in which any of them is a plaintiff), or any of their officers and directors in their capacities as such, other than the compromise or settlement of claims, litigation, investigations or proceedings that: (i) are for an amount (in excess of insurance proceeds) not to exceed, for any such compromise or settlement, either (x) $100,000 individually or $1,000,000 in the aggregate, or (y) amounts reserved for the applicable matter on the balance sheet of Fairchild as of September 27, 2015, (ii) does not impose any equitable or injunctive relief or actions that would have an adverse effect on the operations of Fairchild and its subsidiaries, and (iii) does not provide for the license of any intellectual property rights;

•	enter into, as tenant or subtenant, any lease of real property, under which the rent to be charged exceeds $500,000 for any 12-month period (other than any renewals of leased real property);

•	except (i) in the ordinary course of business consistent with the past practice, or (ii) in accordance with Fairchild’s budget described in the disclosure schedules to the Merger Agreement, make any new capital expenditure or expenditures, or commit to do so;

•	enter into any contracts (i) under which Fairchild or any subsidiary grants or agrees to grant to any third party any assignment, license, release, immunity or other right with respect to any material intellectual property, (ii) under which Fairchild or any subsidiary establishes with any third party a joint venture, strategic relationship, or partnership pursuant to which Fairchild or any subsidiary agrees to develop or create (whether jointly or individually) any material intellectual property, products or services, or (iii) that will cause or require (or purport to cause or require) the Surviving Corporation or Parent to: (x) grant to any third party any material license, covenant not to sue, immunity or other right with respect to or under any of the intellectual property; or (y) be obligated to pay any royalties or other amounts to any third party (other than, with respect to the Surviving Corporation only, in connection with non-exclusive licenses in the ordinary course of business consistent with past practice);

•	enter into any lease, sublease or license for real property of Fairchild or any subsidiary or material operating lease;

•	terminate, cancel, amend or modify any insurance coverage policy maintained by Fairchild or any subsidiary that is not simultaneously replaced by a comparable amount of insurance coverage;

•	except for transactions in the ordinary course of business consistent with past practice (including, for the avoidance of doubt, hedging transactions in the ordinary course of business) or in connection with any transaction to the extent specifically permitted by the Merger Agreement, (A) enter into any contract that would, if entered into prior to the date of the Merger Agreement, be a material contract, (B) materially modify, materially amend or terminate any material contract or waive, release, terminate, amend, renew or assign any material rights or claims of Fairchild or a subsidiary thereunder;

•	commence an offering period or issue or grant purchase rights under Fairchild’s employees stock purchase plan or any similar plan; or

•	announce any intention or agree, in writing or otherwise, to take any of the foregoing actions.

No Solicitation. Fairchild has agreed that, from the date of the Merger Agreement until the earlier of the Effective Time and the valid termination of the Merger Agreement in accordance with its terms, except as otherwise specifically provided in the Merger Agreement, it will not, and will not permit any of its subsidiaries to, and will not authorize or knowingly permit its directors, officers, employees and other representatives to:

(i)	solicit, initiate or knowingly encourage or knowingly facilitate any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer which constitutes or would be reasonably expected to lead to an Acquisition Proposal (as defined below);

(ii)	participate in any discussions or negotiations regarding, or furnish to any person any nonpublic information relating to Fairchild or any of its subsidiaries in connection with, an Acquisition Proposal;

(iii)	approve or recommend, or propose to approve or recommend, any Acquisition Proposal; (other than the recommendation of Fairchild’s board of directors with respect to this Offer);

(iv)	enter into any letter of intent, merger agreement, purchase agreement, joint venture agreement or similar document relating to, or any agreement or commitment providing for, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement (as defined below) entered into in accordance with the terms of the Merger Agreement);

(v)	take any action to make any state takeover statute inapplicable to any person or any Acquisition Proposal, other than Parent or any of its subsidiaries, the Offer and the Merger;

(vi)	otherwise make any Change of Recommendation (as defined below); or

(vii)	agree to do any of the foregoing.

Fairchild and its subsidiaries and representatives may in any event (A) seek to clarify and understand the terms and conditions of any inquiry or proposal made by any person to determine whether such inquiry or proposal constitutes or could reasonably be expected to lead to an Acquisition Proposal or a Superior Proposal (as defined below) and (B) inform a person that has made or, to the knowledge of the Fairchild, is considering making an Acquisition Proposal of certain provisions of the Merger Agreement. Fairchild has also agreed to, and its officers and directors will, instruct Fairchild’s representatives, subsidiaries and its subsidiaries’ representatives to immediately cease all discussions and negotiations with any persons that may be ongoing with respect to an actual or potential Acquisition Proposal and promptly request each such person to return or destroy all confidential information furnished to such person on behalf of Fairchild in connection with any such actual or potential Acquisition Proposal.

Notwithstanding these limitations, but subject to compliance with the Merger Agreement, if Fairchild receives, following the date of the Merger Agreement but prior to the Acceptance Time, an unsolicited, written Acquisition Proposal from any person that did not result from a breach by Fairchild of the non-solicitation provisions of the Merger Agreement and that Fairchild’s board of directors determines in good faith after consultation with Fairchild’s outside legal and financial advisors (i) constitutes a Superior Proposal or (ii) would reasonably be expected to result in a Superior Proposal, then in either event Fairchild may take the following actions:

•	furnish nonpublic information to the person making such Acquisition Proposal, if, and only if, prior to so furnishing such information, Fairchild receives from such person an executed Acceptable Confidentiality Agreement; and

•	engage in discussions or negotiations with such person with respect to the Acquisition Proposal.

From and after the date of the Merger Agreement, Fairchild must notify Parent orally and in writing promptly (and, in any event, within 48 hours) after receipt of any Acquisition Proposal, any proposals or inquiries that would reasonably be expected to lead to an Acquisition Proposal, or any inquiry or request for nonpublic information relating to Fairchild or any of its subsidiaries by any person who has made or would reasonably be expected to make any Acquisition Proposal. Such notice must indicate the identity of the person making the Acquisition Proposal, inquiry or request, and the material terms and conditions of any such proposal or offer or the nature of the information requested pursuant to such inquiry or request and attach a copy of any written Acquisition Proposal (or summary of the terms of any oral Acquisition Proposal) and related materials provided to Fairchild or its representatives. Fairchild must keep Parent reasonably informed of the status (including by providing notice of any meeting of Fairchild’s board of directors at which Fairchild’s board of directors considered any Acquisition Proposal as soon as practicable (including prior to such meeting if practicable) and, in any event, within 24 hours thereof) and material terms (including any amendments or proposed amendments to such material terms) of any such Acquisition Proposal or potential Acquisition Proposal (including promptly after receipt providing to Parent copies of any additional or revised written proposals or indications of intent) and keep Parent reasonably informed as to the nature of any information requested of Fairchild with respect thereto.

Fairchild must promptly provide to Parent any material nonpublic information concerning Fairchild provided to any other person in connection with any Acquisition Proposal that was not previously provided to Parent.

At any time prior to the Acceptance Time, Fairchild’s board of directors may:

(i)	make a Change of Recommendation in connection with an Intervening Event (as defined below) (other than for a Superior Proposal) if Fairchild’s board of directors has determined in good faith after consultation with Fairchild’s outside financial advisors and outside legal counsel, that failure to take such action would be reasonably likely to result in a breach of Fairchild’s board of directors’ fiduciary duties under applicable law; or

(ii)	make a Change of Recommendation and cause Fairchild to terminate the Merger Agreement in order to enter into an definitive agreement in connection with an unsolicited Acquisition Proposal, which Fairchild’s board of directors has determined in good faith, after consultation with Fairchild’s outside legal and financial advisors, in light of such Superior Proposal, failure to take such action would be reasonably likely to result in a breach of Fairchild’s board of directors’ fiduciary duties under applicable law.

Prior to Fairchild taking any action permitted under (i):

•	Fairchild will provide Parent with three business days’ prior written notice advising Parent that it intends to effect a Change of Recommendation and specifying, in reasonable detail, the reasons therefor, and during such three business day period, Fairchild will make its representatives available to discuss and negotiate in good faith any proposal by Parent to amend the terms and conditions of the Merger Agreement; and

•	at the end of the three business day period, Fairchild’s board of directors determines in good faith that the failure to make a Change of Recommendation, in light of such Intervening Event and taking into account any adjustments to the terms and conditions of the Merger Agreement agreed to or proposed by Parent, as a result of any discussions or negotiations, would be reasonably likely to result in a breach of Fairchild’s board of directors’ fiduciary duties under applicable law.

Prior to Fairchild taking any action permitted under (ii):

•	Fairchild will provide Parent with three business days’ prior written notice advising Parent that Fairchild’s board of directors intends to take such action and specifying the material terms and conditions of the Acquisition Proposal and attaching the most current draft of any written agreement providing for the transactions contemplated by such Acquisition Proposal (including all ancillary agreements and any financing commitments), and during such three business day period, Fairchild will make its representatives available to discuss and negotiate in good faith any proposal by Parent to amend the terms and conditions of the Merger Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal; and

•	at the end of the three business day period, Fairchild’s board of directors determines in good faith that the failure to make a Change of Recommendation, after taking into account any adjustments to the terms and conditions of the Merger Agreement agreed to or proposed by Parent as a result of any discussions or negotiations, would be reasonably likely to result in a breach by Fairchild’s board of directors of its fiduciary duties under applicable law. Each time a material modification to the terms of an Alternative Proposal determined to be a Superior Proposal is made, Fairchild will notify Parent of such modification and the three business day time period will recommence and be extended for three business days.

The Merger Agreement does not prohibit Fairchild or its board of directors from (i) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act, or taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a), or making a statement contemplated by Rule 14d-9 under the Exchange Act or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or (ii) making any disclosure to its stockholders if Fairchild’s board of directors has reasonably determined in good faith after consultation with Fairchild’s outside legal counsel that the failure to do so would be reasonably likely to result in a breach of Fairchild’s board of directors’ fiduciary obligations to Fairchild’s stockholders under applicable law. However, Fairchild’s board of directors cannot make a Change of Recommendation except to the extent described above. No “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act will constitute a Change of Recommendation.

“Acquisition Proposal” means any written or oral inquiry, offer, proposal or indication of interest from a person or group (other than a proposal or offer by Parent or its subsidiaries) at any time relating to, or reasonably expected to lead to, a transaction or series of transactions involving:

•	any acquisition or purchase of more than 15% of any class of outstanding equity securities of Fairchild, or any tender offer or exchange offer that, if consummated, would result in any person or group beneficially owning more than 15% of any class of outstanding equity securities of Fairchild;

•	any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving Fairchild or its subsidiaries and a person or group pursuant to which the stockholders of Fairchild immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction;

•	any sale, lease, exchange, license, transfer or other disposition of more than 15% of the consolidated assets, revenues, net income or businesses of Fairchild and its subsidiaries, taken as a whole; or

•	any liquidation or dissolution of Fairchild.

“Superior Proposal” means a bona fide unsolicited written Acquisition Proposal after the date of the Purchase Agreement (with references to 15% and 85% being deemed to be replaced with references to 50%), which Fairchild’s board of directors determines in good faith after consultation with its’s outside legal and financial advisors (taking into account legal, financial, regulatory and other aspects of the Acquisition Proposal and the person making the Acquisition Proposal and such factors as Fairchild’s board of directors considers to be appropriate) to be more favorable to the stockholders of Fairchild than the Offer and the Merger, taking into account any adjustment to the terms and conditions of the Offer and the Merger proposed by Parent pursuant to the terms of the Merger Agreement.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that does not prohibit or restrict compliance by Fairchild with certain non-solicitation provisions of the Merger Agreement and contains terms that are no less favorable in the aggregate to Fairchild, as applicable, than those contained in the Confidentiality Agreement between Fairchild and Parent. An Acceptable Confidentiality Agreement is not required to contain any standstill or similar provisions or otherwise prohibit the making or amendment of any Acquisition Proposal.

“Intervening Event” means a material event, change, condition, fact, development, circumstance or occurrence (other than, and not related to, an Acquisition Proposal) that affects the business, assets or operations of Fairchild and its subsidiaries that was neither known nor reasonably foreseeable by Fairchild’s board of directors as of the date of the Merger Agreement (assuming consultation with the executive officers of Fairchild), did not result from or arise out of the announcement or pendency of, or any actions required to be taken pursuant to (or prohibited by) the Merger Agreement and did not result from a willful breach of the Merger Agreement by Fairchild.

“Change of Recommendation” means any of the following actions by Fairchild’s board of directors or any committee thereof: (i) withholding or withdrawing (or modifying, amending or qualifying in a manner adverse to Parent) or proposing publicly to withhold or withdraw (or modify, amend or qualify in a manner adverse to Parent), the Company Board Recommendation; (ii) failing to make the Company Board Recommendation or failing to include the Company Board Recommendation in the Schedule 14D-9, in each case, subject to the terms and conditions of the Merger Agreement; (iii) approving, recommending or otherwise declaring to be advisable or proposing to approve, recommend or determine to be advisable any Acquisition Proposal (other than the Company Board Recommendation); (iv) failing to recommend against the acceptance of any tender offer or exchange offer (other than the Offer) within ten business days following the commencement of such offer; or (v) failing to publicly reaffirm the Company Board Recommendation within ten business days after receipt of a written request by Parent to provide such reaffirmation (which request may not be made more than twice with respect to any Acquisition Proposal).

Access to Information. From and after the date of the Merger Agreement until the Effective Time or the date, if any, on which the Merger Agreement is validly terminated in accordance with its terms, to the extent permitted by applicable law, Fairchild has agreed to, and to cause its subsidiaries to, afford to Parent and representatives of Parent reasonable access during normal business hours and upon reasonable advance notice to Fairchild’s employees, properties, books and records, and to furnish reasonably promptly to Parent all information concerning its business, properties and personnel as Parent may reasonably request. Fairchild is not required to disclose information (i) if doing so would violate (x) a confidentiality agreement entered into prior to the date of the Merger Agreement or after the date of the Merger Agreement in the ordinary course of business consistent with past practice, or (y) applicable law or (ii) that is subject to legal privilege. Fairchild and Parent have agreed to, and to cause their representatives and affiliates to, hold any nonpublic information in confidence in accordance with the terms of the confidentiality agreement between Parent and Fairchild.

Fairchild and Parent have also agreed to give prompt notice to one another of any communication received from a governmental entity, any legal proceeding or investigation commenced or threated against either party or any of its subsidiaries or affiliates, in each case in connection with the Merger Agreement, the Offer, the Merger or any other transactions contemplated thereby, and any representation or warranty made in the Merger Agreement becoming untrue or inaccurate, or any failure to comply with any covenant, such that the Offer Conditions would not be satisfied.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for indemnification and insurance rights in favor of Fairchild’s current and former directors, officers and employees, whom we refer to as “indemnified parties.” Specifically, Parent and Purchaser have agreed that, for no fewer than six years following the Effective Time, they will indemnify and hold harmless each indemnitee against losses and expenses (including advancement of attorneys’ fees and expenses) in connection with any proceeding asserted against the indemnified party in connection with such person’s servings as a director, officer, employee or other fiduciary of Fairchild or its subsidiaries prior to the Effective Time. Parent and Purchaser have also agreed, for six years after the Effective Time, the Surviving Corporation will maintain in effect all provisions of the certificate of incorporation or bylaws of Fairchild or any of its subsidiaries or any other agreements of Fairchild or any of its subsidiaries with any indemnified party regarding elimination of liability, indemnification of officers, directors and employees and advancement of expenses in existence on the date of the Merger Agreement for acts or omissions occurring prior to the Effective Time. The Surviving Corporation will not amend any such provision in a way that would adversely affect the rights or protections thereunder of any such indemnified party in respect of acts or omissions occurring prior to the Effective Time.

Parent has also agreed to cause the Surviving Corporation to provide, for not less than six years from the Effective Time, to Fairchild’s current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is no less favorable than Fairchild’s existing policy, or, if insurance coverage that is no less favorable is unavailable, the best available coverage. The Surviving Corporation will not be required to pay an annual premium for such insurance in excess of 300% of the last annual premium paid prior to the date of the Merger Agreement and Fairchild may prior to the Effective Time substitute therefor a single premium tail coverage with respect to D&O Insurance with an annual cost not in excess of 300% of the last annual premium paid prior to the date of the Merger Agreement.

Reasonable Best Efforts. Each of Fairchild, Parent and Purchaser has agreed to cooperate with each other and to use its reasonable best efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under applicable law to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement as promptly as practicable after the date of the Merger Agreement. Each of Fairchild, Parent and Purchaser has agreed to (i) prepare and file as promptly as practicable and advisable after the date of the Merger Agreement all documentation to effect all necessary notices, petitions, filings and other documents and to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, registrations, approvals and authorizations necessary or advisable to be obtained from any third party or governmental entity to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and (ii) take all steps as may be necessary to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals. Each of Fairchild, Parent and Purchaser has agreed to make appropriate filings under any applicable antitrust laws, including a Notification and Report Form pursuant to the HSR Act as promptly as practicable, and to supply as promptly as practicable and advisable any additional information and documentary material that may be requested by any governmental entity pursuant to any applicable antitrust law, including the HSR Act and to take all other actions necessary to cause the expiration or termination of any applicable waiting periods and to obtain any other required consents, clearances, registrations, approvals, and authorizations as soon as practicable.

In connection with the above, Parent and Fairchild have agreed to cooperate and consult with each other in connection with any filing or investigation, promptly inform each other of any communication received from the Department of Justice, the Federal Trade Commission or any other governmental entity, and permit each other to review in advance any communication, and consult with each other in advance of any meeting with, the Department of Justice, the Federal Trade Commission or any other applicable governmental entity. Fairchild, Parent and Purchaser have also agreed to use their reasonable best efforts to defend or have vacated any decree, judgment, injunction or other order that would restrain, prevent or delay the closing on or before the Outside Date.

Neither Parent nor any subsidiary of Parent is required to propose, negotiate, commit to, effect, or accept any of the actions, which would otherwise be required to avoid or eliminate each and every impediment under any antitrust law so as to enable the closing to occur as promptly as practicable, if such actions would reasonably be expected to have, individually or in the aggregate, a material and adverse effect on the business, product lines, or assets of Fairchild and its subsidiaries, taken as a whole. In addition, neither Parent nor any subsidiary of Parent is required to propose, negotiate, commit to, effect, or accept any obligation to, divest, dispose of or hold separate any assets, product lines or businesses of Parent or any of its subsidiaries if such divestitures, dispositions or holding separate requirements would, individually or in the aggregate, result in a divestiture, disposition or holding separate of assets, product lines or business accounting for five percent or more of the consolidated gross revenues of Parent and its subsidiaries during the last completed fiscal year period.

In addition, Fairchild and Parent will (and Parent will cause Purchaser to) use their respective reasonable best efforts to not take any action that may cause, directly or indirectly, Section 251(h) of the DGCL to be inapplicable to the Merger Agreement, the Offer, the Merger or the other transactions contemplated thereby.

Employee Matters. Parent has agreed that it will, or will cause the Surviving Corporation to, assume, honor and fulfill all Fairchild benefit plans in accordance with their terms and, for a period of one year following the Effective Time, it will provide or cause the Surviving Corporation to provide, to each employee of Fairchild or its subsidiaries who continues to be employed by Parent or any of its subsidiaries (each, a “Continuing Employee”): (i) annual base salaries or wage levels and annual target cash incentive opportunities (and in respect of which, for Fairchild’s fiscal year ending in 2016, the applicable performance metrics will be adjusted reasonably and in good faith to reflect the fact that Fairchild will cease to be a publicly traded entity) which, in each case, are no less favorable than those provided to the Continuing Employees by Fairchild and its subsidiaries as of immediately prior to the Effective Time; (ii) equity-incentive compensation opportunities that, in each case, are no less favorable than those provided to similarly situated employees of Parent and its subsidiaries; and (iii) all other compensation and employee benefits that are, in the aggregate, no less favorable than those provided to employees of Parent and its subsidiaries. In addition, Parent will, and will cause the Surviving Corporation to, provide any Continuing Employee who experiences a termination of employment under circumstances that would have entitled such Continuing Employee to severance benefits under either the severance plan or policy of Fairchild and its subsidiaries applicable to such Continuing Employee immediately prior to the Effective Time or a severance plan or policy of Parent and its subsidiaries applicable to similarly situated employees of Parent and its subsidiaries at the time of such termination, with severance benefits at a level at least equal to the greater of those that would have been provided under either such severance plan or policy.

For all purposes under the employee benefit plans of Parent and its subsidiaries providing benefits to any Continuing Employees after the Effective Time (the “New Plans”), Parent has agreed to ensure that each Continuing Employee will be credited with his or her years of service with Fairchild and its subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar Fairchild benefit plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time, provided that the foregoing will not apply (i) to the extent that its application would result in a duplication of benefits, (ii) with respect to benefit accruals under a defined benefit pension plan or retiree welfare benefit plan, or (iii) with respect to any newly established New Plan for which prior service is not taken into account for employees of Parent or any of its affiliates. In addition, (x) each Continuing Employee will be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Fairchild benefit plan in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (y) for purposes of each New Plan providing welfare benefits (including medical, dental, pharmaceutical and/or vision benefits) to any Continuing Employee, Parent will use its commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of Fairchild or its subsidiaries in which such employee participated immediately prior to the Effective Time, and Parent will use its commercially reasonable efforts to cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

Prior to the date on which Fairchild becomes an ERISA affiliate of Parent, but not earlier than ten business days prior to that date, Fairchild will terminate any Fairchild benefit plan intended to be qualified under Section 401(a) of the Code that includes a cash or deferred arrangement intended to qualify under Section 401(k) of the Code effective as of no later than the day immediately prior to the date on which Fairchild becomes an ERISA affiliate of Parent, with such termination subject to so becoming an ERISA affiliate. Parent will use commercially reasonable efforts to cause a New Plan that is qualified under Section 401(a) of the Code to promptly accept rollovers of account balances from such 401(k) Plan, inclusive of any outstanding loan balances thereunder and related promissory notes of Fairchild employees.

Each cash-based long-term award (each, a “Company LTIP Award”) listed on a schedule to the Merger Agreement that is outstanding immediately prior to the Effective Time will become fully vested as of the Effective Time and will be settled within five calendar days following the Effective Time. If a Company LTIP Award is subject to performance periods that are ongoing as of the Effective Time, performance conditions will be deemed satisfied at the greater of target and actual performance (as determined by Fairchild’s board of directors) as of immediately prior to the Effective Time.

The parties have agreed that Fairchild may establish a cash-based retention program in the aggregate amount of $15 million to promote retention and to incentivize efforts to consummate the closing with any such payments to be paid immediately prior to the Effective Time or upon an earlier qualifying termination of employment.

Amounts under such retention program will be allocated among the employees of Fairchild and its subsidiaries identified, and in the amounts and on such other terms as determined, by the Chief Executive Officer of Fairchild (or his designees).

Financing. Parent and Purchaser are not permitted to make any amendment, modification, supplement, or replacement to, or any waiver of any provision or remedy under, the Debt Commitment Letter without the consent of Fairchild that (i) reduces the aggregate amount of the Debt Financing, (ii) imposes new or additional conditions or otherwise expands or adversely amends or modifies any of the conditions to the Debt Financing, (iii) would modify the confidentiality provisions of the Debt Commitment Letter in any respect, or (iv) would reasonably be expected to (A) materially delay, prevent, or impede the funding of the Debt Financing or the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement or (B) adversely impact the ability of Parent or Purchaser to enforce its rights against the other parties to the Debt Commitment Letter or the definitive agreements with respect to the Debt Commitment Letter (the “Definitive Financing Agreements”). Parent and Purchaser may amend or replace the Debt Commitment Letter to add or replace lenders, arrangers or similar entities so long as such action would not reasonably be expected to materially delay, prevent, or impede the funding of the Debt Financing (or satisfaction of the conditions to the Debt Financing) or the consummation of the Offer, the Merger and the other transactions, or adversely impact Parent’s or Purchaser’s ability to enforce its rights under the Debt Commitment Letter.

Parent and Purchaser have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, to arrange and obtain the Debt Financing on the terms and subject to the conditions set forth in the Debt Commitment Letter by the Acceptance Time, including by using their reasonable best efforts (i) to maintain in effect the Debt Commitment Letter, (ii) to negotiate and enter into the Definitive Financing Agreements on the terms and conditions contained in the Debt Commitment Letter or on other terms that would not reasonably be expected to materially prevent or delay the Offer, the Merger, and the other transactions contemplated by the Merger Agreement or the date on which the Debt Financing could be obtained or make the funding of the full amount of the Debt Financing less likely to occur on or prior to the Acceptance Time, (iii) to comply on a timely basis with (or obtain any waiver of) their covenants and obligations set forth in, and satisfy (or obtain a waiver of) on a timely basis all conditions to the funding in, the Debt Commitment Letter and the Definitive Financing Agreements, in each case, as necessary to consummate the transactions contemplated by the Merger Agreement and satisfy all obligations of Parent and Purchaser pursuant to the Merger Agreement. In the event that all conditions contained in the Commitment Letter or the Definitive Financing Agreements have been satisfied, Parent will cause the debt providers thereunder to comply with their respective obligations.

If, prior to the Effective Time, (i) the Debt Commitment Letter is terminated for any reason, (ii) Parent or Purchaser becomes aware of any material breach or default by any party to the Debt Commitment Letter or any Definitive Financing Agreement, (iii) a counterparty provides notice that it will not provide, or it refuses to provide, all or any portion of the Debt Financing contemplated by the Debt Commitment Letter on the terms set forth in the Debt Commitment Letter, or (iv) any portion of the Debt Financing becomes unavailable for any reason, Parent has agreed to (A) use reasonable best efforts to obtain alternative debt financing from the same or other sources and which does not include any conditions to the consummation of such alternative debt financing that are more onerous than the conditions set forth in the Debt Commitment Letter and Definitive Financing Agreements, and (B) promptly notify Fairchild of such unavailability and the reason therefor.

Financing Cooperation. Fairchild has agreed to provide, and to cause its subsidiaries to provide, and to use reasonable best efforts to cause its representatives to provide, to Parent and Purchaser all cooperation reasonably requested by Parent and Purchaser in connection with the consummation, arrangement, marketing and syndication of the Debt Financing or any replacement, amended, modified or alternative financing permitted by the Merger Agreement (collectively with the Debt Financing, the “Available Financing”), including by using its reasonable best efforts (i) promptly upon request by Parent, to furnish Parent and Purchaser certain required financial information and such other financial information other pertinent information and disclosures regarding

Fairchild and its subsidiaries as may be available to Fairchild and customary and necessary to permit the consummation of the Available Financing, (ii) to participate, in each case upon reasonable notice, at agreed times and places, in a reasonable number of meetings (including one-on-one meetings or conference calls) with parties acting as agents or arrangers for, and prospective lenders of, the Available Financing for the transactions, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, and reasonably cooperate with the marketing or solicitation efforts of Parent and Purchaser and their financing sources, in each case as reasonably requested by Parent and Purchaser and reasonably required in connection with the Available Financing, (iii) as reasonably requested by Parent, to assist Parent with the preparation of customary materials for rating agency presentations, marketing materials, offering memoranda and bank information memoranda, lender presentations and offering documents in connection with the Debt Financing, private placement memoranda, prospectuses and similar documents required in connection with the Available Financing, (iv) if reasonably requested by Parent or Purchaser in connection with the Available Financing and subject to Parent and Purchaser providing funds necessary to repay amounts outstanding under the Credit Agreement (and cash collateralizing all letters outstanding thereunder) as of the Effective Time, (A) to obtain and provide to Parent a customary payoff letter (subject to and conditioned upon, or to be executed upon, the Closing) with respect to the Credit Agreement, and (B) to provide by the Closing Date all documentation and other information required in connection with the Available Financing by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations and requested from Fairchild in writing at least five (5) business days prior to the Closing Date, (v) to assist in the preparation and execution of any customary credit agreements (or amendments thereto), pledge and security documents, guarantees, indentures, purchase agreements, and other customary definitive documentation relating to the Available Financing, (vi) to facilitate the granting of a security interest (and perfection thereof) in collateral owned by Fairchild and its subsidiaries; provided, however, that notwithstanding anything to the contrary in this paragraph (including clauses (v) and (vi) above) no obligation of Fairchild or any of its subsidiaries under any agreement, certificate, document or instrument (and no security interest in any assets of Fairchild or any of its subsidiaries) executed in connection with the Available Financing shall be effective until the Closing, and (vii) upon the reasonable request of Parent and Purchaser, to assist Parent and Purchaser in obtaining customary accountant’s comfort letters customary for financings similar to the Available Financing.

Neither Fairchild nor any of its subsidiaries will be required to take any action that would (i) contravene any applicable law or require Fairchild or any of its subsidiaries to disclose information subject to any attorney-client, attorney work product or other legal privilege, (ii) cause any covenant, representation or warranty in the Merger Agreement to be breached by Fairchild or any of its subsidiaries, (iii) require Fairchild or any of its subsidiaries to pay any commitment or other fee or incur any other expense (except to the extent Parent promptly reimburses such expense), liability or obligation in connection with the Available Financing prior to the Closing, (iv) cause any director, officer or employee or stockholder of Fairchild or any of its subsidiaries to incur any personal liability, (v) require Fairchild, its subsidiaries or any persons who are directors of Fairchild or any of its subsidiaries to pass resolutions or consents to approve or authorize the execution of the Available Financing, (vi) require Fairchild, its subsidiaries or any persons who are officers of Fairchild or any of its subsidiaries to execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement that is effective prior to the closing of the transactions, (vii) cause any director, officer, or employee or stockholder of Fairchild or any of its subsidiaries to incur any personal liability, or (viii) unreasonably interfere with the business of Fairchild or any of its subsidiaries.

Termination. The Merger Agreement may be terminated as follows:

(i)	by mutual written consent of Parent and Fairchild;

(ii)	by Fairchild, in the event that:

•	there is not then existing a Fairchild Terminating Breach; and

•	(A) Parent and/or Purchaser has breached its respective covenants or agreements under the Merger Agreement in any material respect, or (B) any of the representations and warranties of Parent or

Purchaser set forth in the Merger Agreement has become inaccurate, which inaccuracy would reasonably be expected to have a Parent Material Adverse Effect (each of (A) and (B), a “Parent Terminating Breach”), in each case to the extent such breach, violation or inaccuracy is incapable of being cured, or is not cured by Parent and/or Purchaser within the earlier of (x) 30 calendar days following receipt of written notice from Fairchild of such breach, violation or inaccuracy (provided that such cure period is limited to three business days with respect to (1) any failure to commence the Offer within the time period specified in the Merger Agreement or (2) any change to the Offer in violation of the terms of the Merger Agreement) or (y) the then-scheduled expiration date of the Offer (provided, for purposes of this clause (y), Parent may irrevocably extend the expiration date of the Offer to the 30th calendar day after the written notice contemplated in clause (x) in order to extend the cure period to 30 calendar days) (a “Parent Breach Termination”);

(iii)	by Parent, in the event that:

•	there is not then existing a Parent Terminating Breach;

•	Fairchild has breached its covenants or agreements under the Merger Agreement, or any of the representations and warranties of Fairchild set forth in the Merger Agreement has become inaccurate, in either case such that the Covenants Condition (as defined below) or the Material Adverse Effect Condition are not capable of being satisfied by the Outside Date (a “Fairchild Terminating Breach”); and

•	such breach, violation or inaccuracy is incapable of being cured, or is not cured, by Fairchild within 30 calendar days following receipt of written notice from Parent of such breach, violation or inaccuracy (a “Fairchild Breach Termination”);

(iv)	by either Parent or Fairchild, if the Acceptance Time has not occurred by August 18, 2016 (the “Initial Outside Date” and, as it may be extended, the “Outside Date”); provided, however, that:

•	the right to terminate the Merger Agreement pursuant to this provision will not be available to any party whose action or failure to fulfill any obligation under the Merger Agreement has been a principal cause of or resulted in (A) any of the Offer Conditions having failed to be satisfied and such action or failure to act constitutes a material breach of the Merger Agreement or (B) the expiration or termination of the Offer in accordance with the terms of the Merger Agreement and the Offer without Purchaser having accepted for payment any Shares tendered in the Offer and such action or failure to act constitutes a material breach of the Merger Agreement;

•	if, as of the Initial Outside Date, any Offer Condition related to antitrust laws has not been satisfied and all other Offer Conditions have been satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Expiration Date), then the Outside Date will automatically be extended, without further action of the parties until the one-month anniversary of the Outside Date (the “First Extended Outside Date”);

•	if, as of the First Extended Outside Date, any Offer Condition related to antitrust laws has not been satisfied and all other Offer Conditions have been satisfied or waived (other than any such conditions that by their nature are to be satisfied at the expiration of the Offer), then the Outside Date will automatically be extended, without further action of the parties until the one-month anniversary of the First Extended Outside Date (such date, the “Second Extended Outside Date”);

•	if, as of the Second Extended Outside Date, any Offer Condition related to antitrust laws has not been satisfied and all other Offer Conditions have been satisfied or waived (other than any such conditions that by their nature are to be satisfied at the at the expiration of the Offer), then the Outside Date will automatically be extended, without further action of the parties until the one-month anniversary of the Second Extended Outside Date; and

•	if, as of the Outside Date (as extended), Parent has delivered one or more Financing Extension Notices to Fairchild, then the Outside Date will be extended to such later time as Parent specifies in such notice (but in no event later than November 18, 2016);

(v)	by Parent, if, prior to the Acceptance Time, Fairchild’s board of directors has effected a Change of Recommendation;

(vi)	by either Fairchild or Parent if a governmental entity of competent jurisdiction (i) has issued a final, nonappealable order, injunction, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger (which the parties have used all required efforts to resist, resolve or lift, as applicable, in accordance with the Merger Agreement) or (ii) has failed to issue an order, decree or ruling or to take any other action that is necessary to fulfill the Antitrust Law Conditions or the condition to the Merger related to governmental prohibitions, and such denial of a request to issue such order, decree, ruling or the failure to take such other action has become final and nonappealable (which order, decree, ruling or other action the parties have used all required efforts to obtain, in accordance with the Merger Agreement). The right to terminate the Merger Agreement under this provision will not be available to any party whose failure to comply with the Merger Agreement’s requirement of reasonable best efforts has been the primary cause of, or resulted in, such action or inaction by a governmental entity (a “Governmental Entity Termination”);

(vii)	by Fairchild in order to effect a Change of Recommendation and enter into a definitive agreement in connection with a Superior Proposal either concurrently with or immediately following such termination, provided that (A) Fairchild has complied in all material respects with the terms of non-solicitation provisions of the Merger Agreement, and (B) immediately prior (and as a condition) to the termination of the Merger Agreement, Fairchild pays to Parent the Termination Fee described below; or

(viii)	by Fairchild, in the event that Parent and/or Purchaser has failed to accept for payment, and pay for, all the Shares that are validly tendered and not withdrawn pursuant to the Offer at the Acceptance Time.

Effect of Termination. If the Merger Agreement is validly terminated in accordance with its terms, it will become null and void, with no liability on the part of Parent, Purchaser, or Fairchild, provided that no such termination will relieve any party of any liability for willful breach of the Merger Agreement prior to termination, which the parties acknowledge and agree will include the benefit of the bargain lost by Fairchild and its stockholders or Parent, as applicable, except (i) in the event that the Merger Agreement is terminated for specified reasons where Fairchild is entitled to receive and is paid the Regulatory Fee (as described below) Fairchild (including on behalf of its stockholders) may not recover more than the Regulatory Fee, (ii) in the event that Fairchild is entitled to receive and is paid the Parent Termination Fee(as described below), other than in certain specified circumstances, Fairchild (including on behalf of its stockholders) may not recover more than the Parent Termination Fee and (iii) in the event that Fairchild pays Parent the Termination Fee (as described below) neither Parent nor Purchaser may recover more than the Termination Fee.

Fairchild Termination Fee. Fairchild has agreed to pay Parent a termination fee of $72.0 million in cash (the “Termination Fee”) if:

•	(i) either Parent or Fairchild terminates the Merger Agreement due to a failure to consummate the Merger Agreement by the Outside Date (as it may be extended); (ii) after the date of the Merger Agreement and prior to such termination, an Acquisition Proposal has been publicly disclosed and not withdrawn; (iii) the Offer Conditions related to antitrust laws have been satisfied as of such termination; (iv) there is no Parent Terminating Breach; and (v) any Acquisition Proposal is consummated within 12 months of such termination (provided that solely for purposes of this clause, all references to “15%” or “85%” in the definition of Acquisition Proposal are deemed to be references to “50%”).

•	(i) Parent terminates the Merger Agreement for a Fairchild Breach Termination as a result of Fairchild’s breach of its covenants or agreements under the Merger Agreement; (ii) an Acquisition Proposal has been received by Fairchild after the date of the Merger Agreement and prior to such termination; and (iii) any Acquisition Proposal is consummated within twelve months of such termination (provided that solely for purposes of this clause, all references to “15%” or “85%” in the definition of Acquisition Proposal are deemed to be references to “50%”).

•	(i) Parent terminates the Merger Agreement due to a Change of Recommendation within ten business days following the date on which Parent has become aware of the matter giving rise to the termination right or (ii) Fairchild terminates the Merger Agreement to effect a Change of Recommendation and enter into a Superior Proposal.

Regulatory Fee. Parent has agreed to pay Fairchild a termination fee of $180.0 million in cash (the “Regulatory Fee”) if:

•	Fairchild or Parent terminates the Merger Agreement as a result of a Governmental Entity Termination; or

•	(i) (A) Fairchild terminates the Merger Agreement for a Parent Breach Termination due to Parent’s or Purchaser’s breach of certain of their respective obligations to use their respective reasonable best efforts under the Merger Agreement, or (B) due to a failure to consummate the Merger Agreement by the Outside Date (as it may be extended) and (ii) the Offer Conditions related to antitrust laws have not been satisfied and all other Offer Conditions (other than the Minimum Condition or those conditions that by their nature are to be satisfied at the Expiration Date) have been satisfied.

Parent Termination Fee. Parent has agreed to pay Fairchild a termination fee of $215.0 million in cash (the “Parent Termination Fee”) if:

•	Fairchild terminates the Merger Agreement because Parent or Purchaser has failed to accept for payment, and pay for, all the Shares that are validly tendered and not withdrawn pursuant to the Offer at the Acceptance Time; or

•	Fairchild or Parent terminates the Merger Agreement for any reason (other than by mutual written consent or due to a Fairchild Breach Termination that results from a willful breach by Fairchild), and prior to such termination Parent has delivered a Financing Extension Notice to Fairchild.

Specific Performance. The parties have agreed that irreparable injury will occur in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties further agreed that, prior to valid termination of the Merger Agreement, the parties will be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of the Merger Agreement by any other party and to a decree or order to specifically enforce the terms and provisions of the Merger Agreement, including, without limitation, certain obligations of Parent and Purchaser in connection with consummation of the Debt Financing, and certain obligations of Fairchild to cooperate in connection with Parent’s and Purchaser’s consummation of the Debt Financing.

Offer Conditions. The Offer Conditions are described in Section 15 — “Conditions of the Offer.”

Confidentiality Agreements

Parent and Fairchild entered into a confidentiality agreement, dated September 14, 2015 (as amended or supplemented from time to time, the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, each party agreed to keep confidential, subject to certain exceptions provided for in the Confidentiality Agreement, information furnished by the disclosing party or any of its affiliates or representatives to the receiving party or any of its affiliates or representatives and to use such information solely for the purpose of evaluating or negotiating a potential negotiated transaction between Parent and Fairchild.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(2) to the Schedule TO filed with the SEC and is incorporated herein by reference.

On October 26, 2015, Parent and Fairchild entered into the Clean Team Confidentiality Agreement, under which Fairchild granted certain permitted representatives of Parent access to proprietary, secret and confidential information on financial, management and operational issues related to Fairchild’s business. Under the terms of the Clean Team Confidentiality Agreement, Parent agreed to use the information only in connection with evaluating, proposing and furthering a potential transaction between Parent and Fairchild.

The foregoing summary of the Clean Team Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Clean Team Confidentiality Agreement, which is filed as Exhibit (d)(3) to the Schedule TO filed with the SEC and is incorporated herein by reference.

12.	Purpose of the Offer; Plans for Fairchild

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, Fairchild. The Offer, as the first step in the acquisition of Fairchild, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in Fairchild or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Fairchild or any right to participate in its earnings and future growth. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Fairchild.

Merger Without a Stockholder Vote. If the Offer is consummated, we will not seek the approval of the remaining public stockholders of Fairchild before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we will effect the Merger without a vote of the stockholders of Fairchild in accordance with Section 251(h) of the DGCL.

Plans for Fairchild. If we accept Shares for payment pursuant to the Offer and effect the Merger, we will obtain control over the management and board of directors of Fairchild shortly thereafter. Parent and Purchaser are conducting a detailed review of Fairchild and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer. Parent and Purchaser will continue to evaluate the business and operations of Fairchild during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of Fairchild’s business, operations, capitalization and management with a view to optimizing development of Fairchild’s potential in conjunction with Fairchild’s and Parent’s existing businesses.

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12 — “Purpose of the Offer, Plans for Fairchild,” and Section 13 — “Certain Effects of the Offer,” Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Fairchild or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of Fairchild, (iii) any material change in Fairchild’s capitalization or dividend rate or policy, (iv) any other material change in Fairchild’s corporate structure or business, (v) changes to the present management or board of directors of Fairchild including, but not limited to, any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer, (vi) a class of securities of Fairchild being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of Fairchild being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

The board of directors of the Surviving Corporation at and immediately following the Effective Time will consist of the member or members of the board of directors of Purchaser immediately prior to the Effective Time. The officers of the Surviving Corporation at and immediately following the Effective Time will consist of the officers of Fairchild immediately prior to the Effective Time.

The certificate of incorporation and bylaws of Purchaser immediately prior to the Effective Time will be the certificate of incorporation and bylaws of the Surviving Corporation at and immediately after the Effective Time, except for such changes necessary to change the name of the Surviving Corporation.

13.	Certain Effects of the Offer

Market for the Shares. If the Offer is consummated, there will be no market for the Shares because Purchaser intends to consummate the Merger as promptly as practicable following the Offer Closing.

Stock Quotation. The Shares are currently listed on Nasdaq. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following the Offer Closing), the Shares will no longer meet the requirements for continued listing on Nasdaq because the only stockholder will be Purchaser. Nasdaq requires, among other things, that any listed shares of common stock have at least 400 total stockholders. Immediately following the consummation of the Merger, we intend and will cause Fairchild to delist the Shares from Nasdaq.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Fairchild to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Fairchild to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Fairchild, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Fairchild and persons holding “restricted securities” of Fairchild to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend and will cause Fairchild to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions

The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time, Fairchild will not authorize, declare or pay any dividends on or make any distribution with respect to the Shares (whether in cash, assets, shares or other) or enter into any agreement with respect to the voting of its capital stock, except dividends or distributions by any subsidiary to Fairchild or to any wholly owned subsidiary of Fairchild.

15.	Conditions of the Offer

Notwithstanding any other provisions of the Offer, but subject to compliance with the terms and conditions of the Merger Agreement, and in addition to Purchaser’s rights to extend, amend or terminate the Offer pursuant to the terms and conditions of the Merger Agreement, Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any Shares validly tendered in the Offer and not withdrawn prior to the Expiration Date, if the following conditions have not been satisfied or waived:

•	the Antitrust Law Conditions;

•	the Minimum Condition;

•	the Governmental Entity Condition;

•	the accuracy of the representations and warranties made by Fairchild in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement (the “Representations Condition”);

•	the performance by Fairchild in all material respects of all obligations to be performed by it under the Merger Agreement (the “Covenants Condition”);

•	the Material Adverse Effect Condition;

•	Parent having received a certificate from Fairchild immediately prior to the Expiration Date (as it may be extended) signed on its behalf by Fairchild’s chairman of the board, chief executive officer, or certain other officers of Fairchild to the effect that the Representations Condition and the Covenants Condition have been satisfied; and

•	the Termination Condition.

The foregoing conditions, other than the Minimum Condition and the Termination Condition, are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement and applicable law, Parent and Purchaser expressly reserve the right to waive, in whole or in part, any condition to the Offer.

16.	Certain Legal Matters; Regulatory Approvals

General. Except as described in this Section 16, based on our examination of publicly available information filed by Fairchild with the SEC and other information concerning Fairchild, we are not aware of any governmental license or regulatory permit that appears to be material to Fairchild’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Fairchild’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 —“Conditions of the Offer.”

Compliance with the HSR Act. Under the HSR Act, and the related rules and regulations promulgated by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent, on behalf of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC. The Merger Agreement requires that each of Parent and Fairchild file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares as promptly as practicable after the date of the Merger Agreement. The required waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on the 15th calendar day following such filing, unless earlier terminated by the FTC or extended by the FTC or the Antitrust Division with the issuance of a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer would be extended until ten calendar days following the date of substantial compliance by Parent with that request, unless the FTC terminates the additional waiting period before its expiration. After the expiration of the ten calendar day waiting period, the waiting period could be extended only by court order or with the consent of Parent. In practice, complying with a Second Request can take a significant period of time. Although Fairchild is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer, neither Fairchild’s failure to file such Premerger Notification and Report Form nor a Second Request issued to Fairchild from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will review the legality under the U.S. federal antitrust laws of Purchaser’s proposed acquisition of Fairchild. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Parent, Purchaser, Fairchild, or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, including the U.S. federal antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 15 — “Conditions of the Offer.”

Other Foreign Competition Law Filings. Parent and Fairchild derive revenues in other jurisdictions where antitrust or competition law filings or clearances are or may be required. Under the applicable competition laws in those jurisdictions, notification of the transaction is required in the People’s Republic of China (“PRC”), Germany, Japan, the Netherlands and South Korea, and Parent and Fairchild will submit the necessary filings and information to the respective national antitrust authorities of these countries (the Ministry of Commerce in the PRC, the Federal Cartel Office in Germany, the Japan Fair Trade Commission in Japan, the Authority for Consumers and Markets in the Netherlands and the Korean Fair Trade Commission in South Korea).

The purchase of Shares in the Offer may not be completed until after any applicable waiting periods have expired or any relevant approvals have been obtained under the antitrust or competition laws of each of the PRC, Germany, Japan, the Netherlands and South Korea. The Merger Agreement requires that each of Parent and Fairchild make any filings required under applicable foreign antitrust or competition laws as promptly as practicable.

State Takeover Laws. Fairchild is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” As a Delaware corporation, Fairchild would be subject to Section 203 of the DGCL, but Fairchild’s Third Restated Certificate of Incorporation provides that Fairchild shall not be governed by Section 203 of the DGCL.

Fairchild, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions of the Offer.”

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because: (A) we were not at the time the Merger Agreement was executed, and are not, an affiliate of Fairchild (for purposes of the Exchange Act); (B) it is anticipated that the Merger will be effected as promptly as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer); and, (C) in the Merger, stockholders will receive the same price per Share as the Offer Price.

Stockholder Approval Not Required. If the Offer is consummated, we do not anticipate seeking the approval of Fairchild’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for any and all shares of a public Delaware corporation that would otherwise be entitled to vote on the merger (other than shares owned by such corporation, the acquiring entity and any person that owns the acquiring entity, and any subsidiary of the foregoing), the stock irrevocably accepted for purchase pursuant to such offer and received by the depository prior to the expiration of such offer, plus the stock otherwise owned by the acquirer, equals at least the percentage of shares of each class of stock of the target corporation that would otherwise be required for the stockholders of the target corporation to adopt a merger agreement with the acquiring entity, and each share of each class or series of stock of the target corporation not irrevocably accepted for purchase in the offer is converted into the right to receive the same consideration in the merger as was payable in the tender offer, the target corporation can effect a merger without the vote of the stockholders of the target corporation. Therefore, the parties have agreed, and the Merger Agreement requires, that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as promptly as practicable after following the Acceptance Time, without a vote of Fairchild stockholders, in accordance with Section 251(h) of the DGCL.

17.	Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have such Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 filed by Fairchild will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As is described more fully in the Schedule 14D-9 filed by Fairchild with the SEC on the date of this Offer to Purchase, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to Fairchild a written demand for appraisal of Shares held, which demand must reasonably inform Fairchild of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL is included as Annex B to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the Offer Conditions, you will receive the Offer Price for your Shares.

18.	Fees and Expenses

Parent has retained Georgeson Inc. to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any U.S. state in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such state. In those states where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such state to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Fairchild has advised Purchaser that it is filing on the date of this Offer to Purchase with the SEC its Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the recommendation of Fairchild’s board of directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Fairchild” above.

Falcon Operations Sub, Inc.

December 4, 2015

SCHEDULE I — INFORMATION RELATING TO PARENT AND PURCHASER

Parent

The following table sets forth information about Parent’s directors and executive officers as of December 4, 2015. The current business address of each person is c/o ON Semiconductor Corporation (“ON Semiconductor”), and the business telephone number is (602) 244-6600.

Name	Citizenship	Position
Keith D. Jackson	U.S.	President, Chief Executive Officer and Director
Bernard Gutmann	Switzerland	Executive Vice President and Chief Financial Officer
William A. Schromm	U.S.	Executive Vice President and Chief Operating Officer
George H. Cave	U.S.	Executive Vice President, General Counsel, Chief Compliance & Ethics Officer, Chief Risk Officer and Corporate Secretary
Paul E. Rolls	U.S.	Executive Vice President, Sales and Marketing
William M. Hall	U.S.	Executive Vice President and General Manager, Standard Products Group
Robert A. Klosterboer	U.S.	Executive Vice President and General Manager, Application Products Group
Mamoon Rashid	U.S.	Senior Vice President and General Manager, System Solutions Group, and President and Representative Director of ON Semi’s Japanese subsidiary System Solutions Co. Ltd.
Taner Ozcelik	U.S.	Senior Vice President of the Aptina Imaging Business
J. Daniel McCranie	U.S.	Chairman of the Board of Directors
Curtis J. Crawford, Ph.D.	U.S.	Director
Emmanuel T. Hernandez	U.S.	Director
Teresa M. Ressel	U.S.	Director
Atsushi Abe	Japan	Director
Daryl A. Ostrander	U.S.	Director
Paul A. Mascarenas	U.S. and U.K.	Director
Alan Campbell	U.S. and U.K.	Director
Gilles Delfassy	U.S. and France	Director

Members of the Board of Directors of Parent

J. Daniel McCranie. Mr. McCranie has served as the Chairman of the Board of Directors of ON Semiconductor since August 2002 and as a director since November 2001. From January 2014 to May 2015, Mr. McCranie served as Executive Vice President, Marketing and Sales of Cypress Semiconductor, a position he previously held with Cypress Semiconductor at the time of his retirement in 2001. Mr. McCranie also served as Executive Chairman of Virage Logic Corporation (“Virage Logic”), a provider of application optimized semiconductor intellectual property platforms, from October 2008 until it was purchased by Synopsys, Inc. in September 2010. Previously, Mr. McCranie served as President and Chief Executive Officer of Virage Logic from January 2007 to October 2008, Executive Chairman of Virage Logic from March 2006 to January 2007, and

Chairman of the Board of Directors of Virage Logic from August 2003 to March 2006. Mr. McCranie worked for Cypress Semiconductor from 1993 until 2001, where he was employed in various positions, most recently Executive Vice President, Marketing and Sales. From 1986 to 1993, Mr. McCranie was President, Chief Executive Officer and Chairman of SEEQ Technology, Inc., a manufacturer of semiconductor devices. Mr. McCranie currently serves on the board of directors of Mentor Graphics Corporation, served on the board of directors of Cypress Semiconductor from February 2005 to May 2014, served as the non-executive chairman of the board of directors of Freescale Semiconductor from March 2013 to May 2014 and served as chairman of the board of directors of Actel Corporation from May 2004 to November 2010.

Curtis J. Crawford, Ph.D. Dr. Crawford has served as a director of ON Semiconductor since September 1999. Dr. Crawford served as ON Semiconductor’s Chairman of the Board from September 1999 until his resignation from that position in April 2002. Dr. Crawford founded XCEO, Inc. (“XCEO”), a research, development and consulting firm specializing in leadership, mentoring and support for executives and companies, and serves as its President and Chief Executive Officer. Prior to founding XCEO, he was the President and Chief Executive Officer of Onix Microsystems, Inc., a developer and manufacturer of optically transparent switches for communication networks, from February 2002 to April 2003. From 1999 to March 2001, he was Chairman, and from 1998 to March 2001, he was President and Chief Executive Officer of Zilog, Inc., a semiconductor design, manufacturing and marketing company. From 1997 to 1998, Dr. Crawford was Group President of the Microelectronics Group and President of the Intellectual Property division of Lucent Technologies. From 1995 to 1997, he was President of the Microelectronics Group. From 1993 to 1995, Dr. Crawford was President of AT&T Microelectronics, a business unit of AT&T Corporation. From 1991 to 1993, he held the position of Vice President and Co-Chief Executive Officer of AT&T Microelectronics. From 1988 to 1991, he held the position of Vice President, Sales, Service and Support for AT&T Computer Systems. Prior to 1988, he served in various sales, marketing and executive management positions at various divisions of IBM. Dr. Crawford has also serves on the boards of Xylem, Inc. and Chemours Company.

Emmanuel T. Hernandez. Mr. Hernandez has served as a director of ON Semiconductor since November 2002. Mr. Hernandez has served on the board of directors of EnStorage, Inc., a private company that develops flow battery/storage technology for the renewable energy industry, since June 2009. He has also served as chairman of the board of directors of SunEdison since May 2009. From April 2005 to November 2008, Mr. Hernandez served as the Chief Financial Officer of SunPower Corporation. He retired as Chief Financial Officer of SunPower Corporation in November 2008, but continued in a transition role at SunPower Corporation until January 2009. Prior to April 2005, Mr. Hernandez served for more than 11 years as the Executive Vice President of Finance and Administration and Chief Financial Officer for Cypress Semiconductor, having joined that company in 1993 as its Corporate Controller. Prior to that, Mr. Hernandez held various financial positions with National Semiconductor Corporation from 1976 through 1993. In addition, Mr. Hernandez serves on the boards of directors of Integration Associates and Soraa, Inc., a private company that is developing LED and laser technology. From May 2010 to January 2013, Mr. Hernandez also served as an operating partner at Khosla Ventures.

Teresa M. Ressel. Ms. Ressel has served as a Director of ON Semiconductor since March 2012. Ms. Ressel has served on the management team of Olayan America since April 2012. The Olayan Group’s private multinational enterprise engages across distribution, services and global investment including specialty asset classes. From December 2004 until January 2012, Ms. Ressel served in various capacities as Chief Executive Officer of UBS Securities LLC and previously Chief Operating Officer of UBS Investment Bank, The Americas, covering a broad array of banking and regulatory functions across the Americas region. From 2001 until 2004, Ms. Ressel served at the U.S. Department of the Treasury. She was confirmed by the United States Senate as Assistant Secretary for Management and Budget for the U.S. Treasury and was designated by Presidential Directive as the Chief Financial Officer of the department, where she served in both capacities. From 2000 until 2001, Ms. Ressel provided private equity consulting services. From 1994 until 2000, Ms. Ressel served as Vice President and then Sr. Vice President at Kaiser Permanente. Her various positions included Corporate Audit and Corporate Environmental, Health and Safety programs; Vice President and Chief Compliance Officer; and

Sr. Vice President and Chief Operating Officer, e-commerce. From 1990 until 1994, Ms. Ressel was employed at Hewlett Packard and from 1987 until 1990, Ms. Ressel was employed at the Electric Boat Division, General Dynamics, Groton, CT. Both of these roles encompassed a combination of engineering, audit, operational controls and risk management. In November 2014, Ms. Ressel joined the board of directors of Atlantic Power Corporation, which owns power generation assets in the United States and Canada.

Atsushi Abe. Mr. Abe has served as a director of ON Semiconductor since February 2011. Mr. Abe has served as the managing partner of Sangyo Sosei Advisory Inc., a technology, media and telecommunication industry focused mergers and acquisitions advisory firm, since December 2009. From August 2004 to March 2009, he served as a partner at Unitas Capital (formerly CCMP Capital Asia and JP Morgan Partners Asia) and was responsible for investments in Japan and in technology companies generally. From August 1998 until July 2004, Mr. Abe worked for Deutsche Bank Group in San Francisco and in Tokyo as a managing director and held leadership positions including head of Global Corporate Finance in Japan, head of Global Semiconductor Investment Banking and head of TMT Investment Banking in Asia. From December 1992 through July 1998, Mr. Abe worked as a managing director for Alex Brown & Sons, Inc. in San Francisco and Tokyo, which was subsequently acquired by Deutsche Bank Group. Prior to joining Alex Brown & Sons, Inc., Mr. Abe spent over 14 years at Mitsui & Co., Ltd., where he held various management positions in the Industrial Electronics Division and Principal Investment Unit. Mr. Abe has served on the board of Edwards Group Limited, a UK based vacuum technology company, from May 2007 through October 2009. Mr. Abe has served on the board of Fujitsu Ltd. since June 2015.

Daryl A. Ostrander, PhD. Dr. Ostrander has served as a director of ON Semiconductor since February 2009. From 2008 through 2014, Dr. Ostrander operated his own enterprise, Ostrander Holdings, LLC, which engaged in various consulting and business investment opportunities. Dr. Ostrander has 40 years of experience in the semiconductor industry with expertise in semiconductor manufacturing, semiconductor technology, and production implementation of new products. From 1981 to 2008, Dr. Ostrander was the Senior Vice President, Manufacturing and Technology for Advanced Micro Devices, Inc., a global provider of microprocessor solutions for the computing, communications and consumer electronic markets. On February 1, 2010, Dr. Ostrander became a director of RF Micron, Inc., a private startup company focused on the development of next generation Radio Frequency Identifier (RFID) microchips for itemized tracking applications. On June 2, 2012, Dr. Ostrander became a director of Caddie Central, LLC, a company that provides caddie tournament management and software services for resorts and golf tournaments. Dr. Ostrander has also participated on the Advisory Board for Correlated Magnetics, LLC from February 2011 through February 2014.

Paul A. Mascarenas. Mr. Mascarenas has served as a director of ON Semiconductor since November 2014. Mr. Mascarenas served as the Chief Technical Officer and Vice President of Research & Advanced Engineering at Ford Motor Co. from January 2011 to September 2014, where he oversaw Ford’s worldwide research organization as well as the development and implementation of the company’s technology strategy and plans. From January 2007 to December 2010, Mr. Mascarenas served as Ford’s Vice President of Engineering, and from November 2005 to December 2007 he served as Vice President of North American Vehicle Programs. From 1982 to 2005, Mr. Mascarenas held various development and engineering positions at Ford both in the U.S. and Europe. Mr. Mascarenas holds a mechanical engineering degree from the University of London, King’s College in England as well as an honorary doctorate degree from Chongqing University in China. He currently serves as the President of FISITA—The International Federation of Automotive Engineering Societies and is a special venture partner in Fontinalis Partners, a venture capital firm. He also currently serves as a director of Mentor Graphics Corporation. In 2015, he was appointed an Officer of the Order of the British Empire by Her Majesty Queen Elizabeth II for his services in the automotive industry.

Alan Campbell. Mr. Campbell has served as a director of ON Semiconductor since August 2015 and brings more than 30 years of global industry experience to the board of ON Semiconductor. He also currently serves as a director of Dialog Semiconductor PLC. He served as the Chief Financial Officer at Freescale Semiconductor from May 2004 to June 2014. During his tenure at Freescale, Mr. Campbell guided Freescale through its initial public offering in 2004, a leveraged buyout in 2006, and a second public offering of shares in 2011. Prior to serving as the Chief Financial Officer, Mr. Campbell served as Senior Vice President and Director of Finance of the Semiconductor Product Sector division of Motorola, Inc. from February 2000 to May 2004.

Gilles Delfassy. Mr. Delfassy has served as a director of ON Semiconductor since August 2015. From September 2009 to November 2011, Mr. Delfassy served as President and CEO of ST-Ericsson, a joint venture of STMicroelectronis and Ericsson. From August 2008 to February 2009, Mr. Delfassy served as Chairman of the Board and Interim CEO of Anadigics. Prior to that, Mr. Delfassy held various positions at Texas Instruments (TI) for 28 years. Mr. Delfassy served as the head of TI’s wireless terminal unit from the start of the unit in 1995 until his retirement in January 2007. At the time of his retirement, he held the position of Senior Vice President and General Manager of the Worldwide Wireless Terminals Business Unit. Mr. Delfassy currently serves on the board of directors of Imagination Technologies Group plc.

Parent Executive Officers

Keith D. Jackson. Mr. Jackson has served as a Director and as President and Chief Executive Officer of ON Semiconductor and SCI LLC, a wholly owned subsidiary of ON Semiconductor, since November 2002. Mr. Jackson has over 32 years of semiconductor industry experience. Before joining ON Semiconductor, he was with Fairchild Semiconductor Corporation, serving as Executive Vice President and General Manager, Analog, Mixed Signal, and Configurable Products Groups, beginning in 1998, and, more recently, was head of its Integrated Circuits Group. From 1996 to 1998, he served as President and a member of the board of directors of Tritech Microelectronics in Singapore, a manufacturer of analog and mixed signal products. From 1986 to 1996, Mr. Jackson worked for National Semiconductor Corporation, most recently as Vice President and General Manager of the Analog and Mixed Signal division. He also held various positions at Texas Instruments Incorporated, including engineering and management positions, from 1973 to 1986. Mr. Jackson joined the board of directors of Veeco Instruments, Inc. in February 2012, and has served on the board of directors of the Semiconductor Industry Association since 2008.

Bernard Gutmann. Mr. Gutmann was promoted and appointed Executive Vice President and Chief Financial Officer of ON Semiconductor and SCI LLC in September 2012 and has served as ON Semiconductor’s and SCI LLC’s Treasurer since January 2013. Before his promotion, he worked with the corporation as Vice President, Corporate Analysis & Strategy of SCI LLC, serving in that position from April 2006 to September 2012. Mr. Gutmann also served and continues to serve as the Chief Financial Officer of SANYO Semiconductor (now known as the System Solutions Group), a position he has held since March 2011. In these roles, his responsibilities have included finance integration, financial reporting, restructuring, tax, treasury, and financial planning and analysis. From November 2002 to April 2006, Mr. Gutmann served as Vice President, Financial Planning & Analysis and Treasury of SCI LLC. From September 1999 to November 2002, he held the position of Director, Financial Planning & Analysis of SCI LLC. Prior to joining ON Semiconductor, Mr. Gutmann served in various financial positions with Motorola, Inc. from 1982 to 1999, including controller of various divisions and an off-shore wafer and backend factory, finance and accounting manager, financial planning manager and financial analyst. He holds a Bachelor of Science in Management Engineering from Worcester Polytechnic Institute in Massachusetts (U.S.).

William A. Schromm. Mr. Schromm has been with ON Semiconductor since August 1999 and has more than 30 years of semiconductor industry experience. He is Executive Vice President and Chief Operating Office for ON Semiconductor and SCI LLC and has been responsible for the reliability and quality organization, external manufacturing, System Solutions Group manufacturing, global supply chain, information technology, corporate program management and System Solutions Group integration teams since October 2012. Prior to this role, Mr. Schromm served as Senior Vice President and General Manager of ON Semiconductor’s former Computing and Consumer Products Group from June 2006 through September 2012. During his tenure with ON Semiconductor, he has held various positions. From August 2004 through May 2006, he served as the Vice President and General Manager of ON Semiconductor’s former High Performance Analog Division and also led

ON Semiconductor’s former Analog Products Group. Beginning in January 2003, he served as Vice President of the Clock and Data Management business and continued in that role with additional product responsibilities when this business became the High Performance Analog Division in August 2004. Prior to that, he served as the Vice President of Tactical Marketing from July 2001 through December 2002, after leading ON Semiconductor’s Standard Logic Division since August 1999. Mr. Schromm has served on the board of directors of II-VI Incorporated since April 2015. Mr. Schromm earned a BS degree from Boston College and an MBA from the University of Phoenix.

George H. Cave. Mr. Cave has served as the General Counsel of ON Semiconductor and SCI LLC since August 1999. He has also served as Executive Vice President, Corporate Secretary, Chief Compliance & Ethics Officer and Chief Risk Officer for the ON Semiconductor since July 1999. Mr. Cave’s professional career spans over 29 years of broad legal and business experience, including working for over 22 years in the semiconductor industry. Before his tenure with ON Semiconductor and SCI LLC, he served for two years as the Regulatory Affairs Director for Motorola’s Semiconductor Components Group in Geneva, Switzerland. Prior to that position, Mr. Cave was Senior Counsel in the Corporate Law Department of Motorola in Phoenix, Arizona for five years. Mr. Cave also serves as the Vice Chairman of the Board of Directors of the American Medical College of Homeopathy.

Paul E. Rolls. Mr. Rolls has served as Executive Vice President, Sales and Marketing of ON Semiconductor and SCI LLC since July 2013. Before his promotion, he served as Senior Vice President, Japan Sales and Marketing and Senior Vice President of Global Sales Operations, serving in that position from October 2012 to July 2013. Mr. Rolls has more than 26 years of technology sales, sales management and operations experience, with more than 19 years of sales and sales management experience in the semiconductor industry. Before joining ON Semiconductor, Mr. Rolls was the Senior Vice President, Worldwide Sales and Marketing at Integrated Device Technology, Inc. from January 2010 to April 2012. From August 1996 to December 2009, he held multiple sales positions at International Rectifier Corp., most recently as Senior Vice President, Global Sales. During his career, he has also held management roles at Compaq Computer Corporation.

William M. Hall. Mr. Hall joined ON Semiconductor in May 2006 and has served as the Executive Vice President and General Manager of the Standard Products Group of ON Semiconductor and SCI LLC since August 2014. He previously served as Senior Vice President of ON Semiconductor from May 2006 to August 2014. During his career, Mr. Hall has held various marketing and product line management positions. Before joining ON Semiconductor, he served as Vice President and General Manager of the Standard Products Group at Fairchild Semiconductor Corp. Between March 1997 and May 2006, Mr. Hall served at different times as Vice President of Business Development, Analog Products Group, Standard Products Group, and Interface and Logic Group, as well as serving as Vice President of Corporate Marketing at Fairchild. He has also held management positions with National Semiconductor Corp. and was a RADAR design engineer with RCA. Mr. Hall beneficially owns 130 Shares (which represents less than 0.01% of the Shares outstanding as of November 30, 2015).

Robert A. Klosterboer. Mr. Klosterboer joined ON Semiconductor in March 2008 and currently serves as Executive Vice President and General Manager of the Application Products Group for ON Semiconductor and SCI LLC. From March 2008 to September 2012, he was Senior Vice President and General Manager of the business unit then known as the Automotive, Industrial, Medical, & Mil/Aero Group. He has more than three decades of experience in the electronics industry. During his career, Mr. Klosterboer has held various engineering, marketing and product line management positions and responsibilities. Prior to joining ON Semiconductor in 2008, Mr. Klosterboer was Senior Vice President, Automotive & Industrial Group for AMI Semiconductor, Inc. Mr. Klosterboer joined AMIS in 1982 as a test engineer, and during his tenure there, he also was a design engineer, field applications engineer, design section manager, program development manager, and product marketing manager. Mr. Klosterboer holds a bachelor’s degree in electrical engineering technology from Montana State University.

Mamoon Rashid. Mr. Rashid has served as Senior Vice President and General Manager, SANYO Semiconductor Group (now known as the System Solutions Group) for ON Semiconductor and SCI LLC since January 2013. Mr. Rashid has over 30 years of experience in the semiconductor and electronics industry spanning marketing, manufacturing, sales and product line management positions. Prior to his promotion, from September 2010 through December 2012, Mr. Rashid held the position of Vice President of strategic business development, during which time he led the integration and restructuring of SANYO Semiconductor. Mr. Rashid joined ON Semiconductor in October 2004 and has since held several leadership positions with the company. Prior to September 2008, Mr. Rashid served as Vice President and General Manager of ON Semiconductor’s discrete products division, where he improved the growth and profitability of the business by entering several new product areas. From September 2008 to 2010, Mr. Rashid led ON Semiconductor’s global supply chain organization as Vice President and General Manager during a transformational period for the company. Prior to joining ON Semiconductor, Mr. Rashid held leadership positions at market leading companies such as Intersil, Semtech and General Semiconductor.

Taner Ozcelik. Mr. Ozcelik has served as Senior Vice President of the Aptina Imaging Business for ON Semiconductor since August 2014. Mr. Ozcelik has served at the intersection of semiconductors, consumer electronics, computing and automotive industries for more than two decades. From March 2013 through August 2014 he served as Senior Vice President of Aptina’s Automotive and Embedded business. From January 2004 to January 2014, Mr. Ozcelik was Vice President and General Manager of NVIDIA Corporation’s automotive business, where he developed several award winning firsts in automotive spanning a variety of applications including infotainment systems, digital instrument clusters, automotive tablets and advanced driver assistance systems. During his career, Mr. Ozcelik has also held positions as President and CEO at MobileSmarts and as Vice President and General Manager at Sony Semiconductor for their Digital Home Platform Division. Mr. Ozcelik holds an MBA from the Wharton School of the University of Pennsylvania, a PhD in Electrical Engineering from Northwestern University, and a BS in Electrical Engineering from Bogazici University, Turkey.

Purchaser

The following table sets forth information about Purchaser’s director and executive officers as of December 4, 2015. The current business address of each person is c/o ON Semiconductor Corporation, and the business telephone number is (602) 244-6600.

Name	Citizenship	Position
Keith D. Jackson	U.S.	President and Director
Bernard Gutmann	Switzerland	Treasurer
George H. Cave	U.S.	Secretary

Biographical information for Messrs. Jackson, Gutmann and Cave is included above under “Parent —Executive Officers.”

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By First Class Mail:	By Certified, Express or Overnight Delivery:

Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer 250 Royall Street, Suite V Canton, MA 02021

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Georgeson Inc.

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

All Stockholders, Banks and Brokers

Call Toll Free: (800) 676-0194